UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **October 13, 2009**

FelCor Lodging Trust Incorporated
(Exact name of registrant as specified in its charter)

Maryland	**001-14236**	**75-2541756**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 E. John Carpenter Frwy., Suite 1300	
Irving, Texas	**75062**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(972) 444-4900**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant's Business and Operations

    Item 1.01   Entry into a Material Definitive Agreement.

<u>Supplemental Indenture</u>

    Assumption of Obligations under Senior Secured Notes and Related Indenture. On October 13, 2009, FelCor Lodging Trust Incorporated (the "Company"), its subsidiary FelCor Lodging Limited Partnership ("FelCor LP"), certain subsidiaries of the Company and FelCor LP, as guarantors (the "Subsidiary Guarantors"), FelCor Escrow Holdings, L.L.C., as original issuer (the "FelCor Escrow Sub"), and FelCor Holdings Trust, as pledgor ("FHT"), entered into a Second Supplemental Indenture with U.S. Bank National Association, as trustee ("Trustee"), in connection with FelCor LP's assumption of all of the rights and obligations under the Indenture, dated as of October 1, 2009, by and between FelCor Escrow Sub and Trustee (as supplemented through the October 13, 2009, the "Indenture") governing the issuance of $636 million of senior secured floating rate notes due 2011 (the "Notes") on October 1, 2009.   The Notes bear a fixed interest rate of ten percent per year and mature on October 1, 2014. The Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to persons outside the United States under Regulation S of the Securities Act.

    Security. The Notes are secured by a pledge of the limited partner interests in FelCor LP owned now or hereafter by FHT (the "LP Interests") and are expected to be further secured by a combination of first lien mortgages and related security interests on up to 14 hotels and pledges of equity interests in certain subsidiaries of FelCor LP (the "Equity Pledges"). The Trustee also has the right to purchase on behalf of the holders of the Notes, the general partner interests in FelCor LP owned by FelCor for an exercise price of $1.00, which right is only exercisable in connection with foreclosure on the pledged FelCor LP limited partner interest following an event of default under the Indenture. With respect to the first lien mortgages, FelCor and FelCor LP have agreed to use their commercially reasonable efforts to complete those actions required to create and perfect liens on the collateral hotels as soon as reasonably practicable and in any event within 180 days of the closing date.

    Covenants and other Provisions. The Indenture contains certain covenants limiting or prohibiting the ability of the FelCor LP to: (i) pay dividends and other distributions with respect to equity interests and purchase, redeem or retire equity interests; (ii) incur incremental indebtedness or issue preferred equity interests; (iii) enter into certain asset sales; (iv) enter into transactions with affiliates; (v) incur liens on assets to secure certain debt; and (vi) engage in certain mergers or consolidations and transfers of assets. The Indenture also contains customary event of default provisions. The Indenture, as supplemented, provides that FelCor LP would repurchase the Notes upon a change of control at a purchase price equal to 101% of the debt outstanding under the Notes. FelCor LP may redeem the Notes, in whole or in part, at a redemption price of 100% of the principal amount of the Notes, plus a make-whole premium, plus accrued and unpaid interest on the Notes to the date of redemption. Under certain circumstances, upon the occurrence of an event of default, the holders of the Notes or the Trustee may declare the outstanding debt due and payable.

    On October 12, 2009, FelCor Escrow Sub and the Trustee entered into the First Supplemental Indenture that provided additional flexibility with respect to the incurrence of indebtedness by FelCor LP upon its assumption of the obligations under the Indenture. Copies of the First Supplemental Indenture and the Second Supplemental Indenture are attached hereto as Exhibits 4.1 and 4.2, respectively, which are incorporated herein by reference.

Registration Rights Agreement

In connection with the issuance of the Notes, the Company and FelCor LP entered into a registration rights agreement (the "Registration Rights Agreement") dated October 1, 2009, that became effective when FelCor LP assumed FelCor Escrow Sub's obligations under the Indenture on October 13, 2009, with J.P. Morgan Securities Inc. on its own behalf and as representative of the other initial purchasers of the Notes. The Company and FelCor LP have agreed to use their commercially reasonable efforts, at their cost, to file and cause to become effective, an exchange offer registration statement with respect to an offer to exchange the Notes for notes identical to the Notes (except that the exchanged notes will not have restrictions on transfer), or, under certain circumstances to file a shelf registration statement to cover the resale of the Notes. The Registration Rights Agreement provides that the exchange offer will remain open for at least 20 business days after notice is mailed to the holders of the Notes. If the Company and FelCor LP fail to file a registration statement required by the Registration Rights Agreement within the prescribed time periods, or any such registration statement is not declared effective within the prescribed time periods, FelCor LP will be required to pay additional interest to the holders of the Notes. A copy of the Registration Rights Agreement is attached hereto as Exhibit 4.3 and is incorporated herein by reference.

Pledge Agreement

On October 13, 2009, FelCor, FelCor LP, FHT, and various subsidiaries of FelCor, as pledgors, entered into a pledge agreement (the "Pledge Agreement") with U.S. Bank National Association, as collateral agent ("Collateral Agent"), pursuant to which (i) FHT granted a security interest in the LP Interests to the Collateral Agent, and (ii) the subsidiary pledgors granted a security interest in the Equity Pledges to the Collateral Agent. The LP Interests represent more than 95% of the limited partner interests in FelCor LP. The security interests in the LP Interests and the Equity Pledges will be released automatically upon payment in full of all amounts due under the Notes or otherwise upon release by the Trustee in accordance with the Indenture. A copy of the Pledge Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Section 2 – Financial Information

Item 2.03   Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant.

See "Supplemental Indenture" under Item 1.01 above, which is incorporated herein by reference.

Section 3 – Securities and Trading Markets

Item 3.03   Material Modification to Rights of Security Holders.

See "Supplemental Indenture" under Item 1.01 above, which is incorporated herein by reference.

Section 8 – Other Events

Item 8.01   Other Events.

On October 7, 2009, FelCor and FelCor LP announced that FelCor Escrow Sub had commenced a solicitation of consents to a proposed amendment to the Indenture governing the Notes that would provide additional flexibility with respect to the incurrence of indebtedness by FelCor LP, once FelCor LP had assumed the obligations under the Indenture. On October 12, 2009, FelCor and FelCor LP announced that FelCor Escrow Sub had received consents from the holders of a majority in principal amount of the Notes required to amend the Indenture and thus enter into the First Supplemental Indenture. A copy of the press release relating to the commencement of the consent solicitation is attached hereto as Exhibit 99.1. A copy of the press release relating to the receipt of the requisite consents to amend the Indenture is attached hereto as Exhibit 99.2.

On October 13, 2009, FelCor LP announced that it had assumed the obligations of FelCor Escrow Sub under the Indenture and that, consequently, the previously announced sale of the Notes was completed. A copy of the press release related to the closing of the sale of the Notes by FelCor LP is attached hereto as Exhibit 99.3. On October 16, 2009, FelCor LP announced that it had completed the tender offers.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Exhibit
4.1	First Supplemental Indenture dated as of October 12, 2009, by and between FelCor Escrow Holdings, L.L.C. and U.S. Bank National Association.
4.2	Second Supplemental Indenture dated as of October 13, 2009, by and among FelCor Lodging Trust Incorporated, FelCor Lodging Limited Partnership, certain subsidiary guarantors named therein, FelCor Holdings Trust, FelCor Escrow Holdings, L.L.C. and U.S. Bank National Association.
4.3	Registration Rights Agreement dated October 1, 2009 to be effective as of October 13, 2009, by and among FelCor Lodging Trust Incorporated, FelCor Lodging Limited Partnership, certain subsidiary guarantors named therein, and J.P. Morgan Securities Inc. on behalf of itself and the initial purchasers.
10.1	Pledge Agreement dated October 13, 2009, by and among FelCor Lodging Trust Incorporated, FelCor Lodging Limited Partnership, certain subsidiary pledgors named therein, FelCor Holdings Trust, and U.S. Bank National Association.
99.1	Press release dated October 7, 2009, relating to the commencement of the consent solicitation.
99.2	Press release dated October 12, 2009, relating to the receipt of the requisite consents to amend the Indenture.
99.3	Press release dated October 13, 2009, relating to the completion of the offering, sale and assumption of the Notes by FelCor Lodging Limited Partnership.
99.4	Press release dated October 16, 2009, relating to the completion of the tender offers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED

Date: October 19, 2009	By:	/s/ Jonathan H. Yellen
	Name:	Jonathan H. Yellen
	Title:	Executive Vice President, General Counsel and Secretary

Exhibit 4.1

FELCOR ESCROW HOLDINGS, L.L.C.,
AND
U.S. BANK NATIONAL ASSOCIATION,
as Trustee

First Supplemental Indenture
Dated as of October12, 2009

Supplemental Indenture to the Indenture
dated as of October 1, 2009
with respect to the
10% Senior Secured Notes due 2014

First Supplemental Indenture (this "*First Supplemental Indenture*"), dated as of October 12, 2009 among FelCor Escrow Holdings, L.L.C., a Delaware limited liability company ("*Escrow Subsidiary*"), and U.S. Bank National Association, as trustee and collateral agent under the indenture referred to below (in such capacities, the "*Trustee*" and the "*Collateral Agent*").

<p align="center">**W I T N E S S E T H**</p>

WHEREAS, Escrow Subsidiary executed and delivered to the Trustee an indenture dated as of October 1, 2009 (the "*Indenture*"), pursuant to which Escrow Subsidiary issued and has outstanding $636,000,000 aggregate principal amount of 10% Senior Secured Notes due 2014 (the "*Notes*")*;*

WHEREAS, FelCor Lodging Limited Partnership, a Delaware limited partnership ("*FelCor LP*"), has made a tender offer (the "*Tender Offer*") to each registered holder of its outstanding 8 1/2% Senior Notes due 2011 (the "*Existing Notes*") to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement, dated September 17, 2009, as amended, modified or supplemented (the "*Offer to Purchase*"), any and all of such holder's outstanding Existing Notes for the consideration stated in the Offer to Purchase;

WHEREAS, the consummation of the Tender Offer is subject to the condition, unless waived by FelCor LP, that the holders owning at least 90% of the outstanding Existing Notes validly tender their Existing Notes pursuant to the Tender Offer (the "*Tender Condition"*);

WHEREAS, pursuant to the terms of the Escrow Agreement dated as of October 1, 2009 among FelCor LP, FelCor Lodging Trust Incorporated, a Maryland corporation ("*FelCor*"), Escrow Subsidiary, the Trustee and the Escrow Agent (the "*Escrow Agreement*"), upon the successful consummation of the Tender Offer, among other things, it is contemplated that Escrow Subsidiary, FelCor LP, FelCor and certain subsidiary guarantors will execute and deliver a supplemental indenture to the Indenture providing for, among other things, (a) the assumption of all rights and obligations of Escrow Subsidiary under the Indenture by FelCor LP (the "*Assumption*") and (b) a Guarantee by each of FelCor and such subsidiary guarantors;

WHEREAS, as of the date of this First Supplemental Indenture, the Tender Condition has neither been satisfied nor waived by FelCor LP;

WHEREAS, Section 9.02 of the Indenture provides that Escrow Subsidiary and the Trustee may, with the written consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding, enter into a supplemental indenture for the purpose of amending the Indenture;

WHEREAS, Escrow Subsidiary, in order to induce FelCor LP to waive the Tender Condition and to effect the Assumption, has proposed certain amendments to the Indenture as set forth herein (the "*Proposed Amendments*");

WHEREAS, the Holders of not less than a majority in aggregate principal amount of the outstanding Notes have consented to the Proposed Amendments; and

WHEREAS, this First Supplemental Indenture is effective as of the date upon which the conditions set forth in Section 3 hereof are satisfied.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, Escrow Subsidiary and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

SECTION 1.   **Definitions**. For all purposes of the Indenture and this First Supplemental Indenture, except as otherwise expressly provided or unless the context otherwise requires:

> (a)   the words "herein," "hereof" and "hereunder" and other words of similar import refer to the Indenture and this First Supplemental Indenture as a whole and not to any particular Article, Section or subdivision; and

<p align="center">1</p>

(b) capitalized terms used but not defined in this First Supplemental Indenture shall have the meanings assigned to them in the Indenture.

SECTION 2.   Amendment. The Indenture is hereby amended with respect to the Notes as follows:

Section 4.03(d) of the Indenture is hereby amended by (a) deleting the word "or" at the end of clause (vi) thereof; (b) removing the period at the end of clause (vii) thereof and replacing it with a semi-colon and adding the word "or" and (c) adding a new clause (viii) thereto which shall read as follows:

"(viii)   Indebtedness of FelCor LP or FelCor or any of their respective Restricted Subsidiaries, so long as such Incurrence is otherwise permitted under paragraphs (a), (b) and (c) above; *provided, however*, that for purposes only of this Section 4.03(d)(viii), the Interest Coverage Ratio of FelCor LP, FelCor and their respective Restricted Subsidiaries on a consolidated basis, as required by such paragraph (c), shall be deemed to mean (i) prior to the second anniversary of the Closing Date, 1.4 to 1, (ii) on or after the second anniversary of the Closing Date but prior to the third anniversary of the Closing Date, 1.6 to 1 and (iii) thereafter, 2.0 to 1.

SECTION 3.   Effectiveness. This First Supplemental Indenture amends and supplements the Indenture with respect to the Notes and shall be a part and subject to all of the terms thereof. Except as amended and supplemented hereby, the Indenture shall continue in full force and effect.

The Proposed Amendment effected by this First Supplemental Indenture shall take effect on the date hereof, provided that each of the parties hereto shall have executed and delivered this First Supplemental Indenture; provided, however, that the Proposed Amendment shall be operative only upon, and simultaneously with, and shall have no force and effect prior to, both (a) the waiver by FelCor LP of the Tender Condition and the subsequent consummation of the Tender Offer and (b) the Assumption. If the Assumption shall not occur as contemplated by the Escrow Agreement, or if it occurs without waiver of the Tender Condition, then in such events, this First Supplemental Indenture shall terminate and shall be without force and effect.

SECTION 4.   NEW YORK LAW TO GOVERN. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS FIRST SUPPLEMENTAL INDENTURE BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

SECTION 5.   The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this First Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by Escrow Subsidiary.

SECTION 6.   Successors and Assigns. All agreements of Escrow Subsidiary in this First Supplemental Indenture shall bind their respective successors and assigns. All agreements of the Trustee in this First Supplemental Indenture shall bind its successors.

SECTION 7.   Separability. In case any provision of this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 8.   Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 9.   Counterparts. The parties may sign any number of copies of this First Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

[Signature Pages Follows]

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first above written.

FELCOR ESCROW HOLDINGS, L.L.C.,
a Delaware limited liability company

By: /s/ Allison S. Navitskas

Name: Allison S. Navitskas
Title: Vice President

U.S. BANK NATIONAL ASSOCIATION,
as Trustee

By: /s/ Raymond S. Haverstock
        Name: Raymond S. Haverstock
        Title: Vice President

Exhibit 4.2

FELCOR ESCROW HOLDINGS, L.L.C.,
FELCOR LODGING LIMITED PARTNERSHIP,
FELCOR LODGING TRUST INCORPORATED
FELCOR/ST. PAUL HOLDINGS, L.P.
FELCOR/CSS HOLDINGS, L.P.
FELCOR HOTEL ASSET COMPANY, L.L.C.
FELCOR LODGING HOLDING COMPANY, L.L.C.
FELCOR CANADA CO.
FELCOR TRS HOLDINGS, L.L.C.
FELCOR TRS BORROWER 1, L.P.
FELCOR TRS BORROWER 4, L.L.C.,
as Guarantors,
FELCOR HOLDINGS TRUST
as Pledgor
AND
U.S. BANK NATIONAL ASSOCIATION,
as Trustee

Second Supplemental Indenture
Dated as of October 13, 2009

Supplemental Indenture to the Indenture
dated as of October 1, 2009
with respect to the
10% Senior Secured Notes due 2014

Second Supplemental Indenture (this "*Second Supplemental Indenture*"), dated as of October 13, 2009 among FelCor Escrow Holdings, L.L.C., a Delaware limited liability company, ("*Escrow Subsidiary*"), FelCor Lodging Trust Incorporated, a Maryland corporation ("*FelCor*"), FelCor Hotel Asset Company, L.L.C., a Delaware limited liability company, FelCor Lodging Holding Company, L.L.C., a Delaware limited liability company, FelCor Canada Co., a Nova Scotia unlimited liability company, FelCor TRS Borrower 4, L.L.C., a Delaware limited liability company, FelCor/CSS Holdings, L.P., a Delaware limited partnership, FelCor/St. Paul Holdings, L.P., a Delaware limited partnership, FelCor TRS Holdings, L.L.C., a Delaware limited liability company, FelCor TRS Borrower 1, L.P., a Delaware limited partnership (each a "*New Guarantor*" and collectively with FelCor, the "*New Guarantors*"), FelCor Lodging Limited Partnership, a Delaware limited partnership ("*FelCor LP*"), FelCor Holdings Trust, a Massachusetts business trust as a pledgor ("*FelCor Holdings Trust*"), and U.S. Bank National Association, as trustee and collateral agent under the indenture referred to below (in such capacities, the "*Trustee*" and the "*Collateral Agent*").

W I T N E S S E T H

WHEREAS, Escrow Subsidiary executed and delivered to the Trustee an indenture dated as of October 1, 2009 (as amended and supplemented by the first supplemental indenture to the Indenture dated as of October 12, 2009, and as further amended, supplemented or otherwise modified, the "*Indenture*"), pursuant to which Escrow Subsidiary issued and has outstanding $636,000,000 aggregate principal amount of 10% Senior Secured Notes due 2014 (the "*Notes*");

WHEREAS, pursuant to the terms of the Escrow Agreement dated as of October 1, 2009 among FelCor LP, FelCor, Escrow Subsidiary, the Trustee and the Escrow Agent (the "*Escrow Agreement*"), Escrow Subsidiary, FelCor LP, FelCor and other New Guarantors are executing and delivering a supplemental indenture to the Indenture providing for (a) the assumption of all rights and obligations of Escrow Subsidiary under the Indenture by FelCor LP and (b) a Guarantee by each of FelCor and such New Guarantors; and

WHEREAS, Section 9.01 of the Indenture provides that a supplemental indenture may be entered into by Escrow Subsidiary, FelCor, FelCor LP, FelCor Holdings Trust and the Subsidiary Guarantors to secure the Notes without notice to or the consent of any Holder.

WHEREAS, the date of this Second Supplemental Indenture shall be deemed the "date of the Assumption" as such term is used in the Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, Escrow Subsidiary, FelCor, FelCor LP, each Subsidiary Guarantor, FelCor Holdings Trust and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

SECTION 1. Definitions. For all purposes of the Indenture and this Second Supplemental Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a) the words "herein," "hereof" and "hereunder" and other words of similar import refer to the Indenture and this Second Supplemental Indenture as a whole and not to any particular Article, Section or subdivision; and

(b) capitalized terms used but not defined in this Second Supplemental Indenture shall have the meanings assigned to them in the Indenture.

SECTION 2. Addition of New Guarantors. The New Guarantors hereby execute this Second Supplemental Indenture as a supplemental indenture to the Indenture for the purpose of providing a guarantee of the Notes and of certain of FelCor LP's obligations under the Indenture as set forth therein and agree to assume and be subject to all of the terms, conditions, waivers and covenants applicable to a Guarantor under the Indenture, including without limitation, those set forth in Article XI thereof. Upon its execution hereof, each New Guarantor hereby acknowledges that it shall be a Subsidiary Guarantor for all purposes as defined and as set forth in the Indenture, effective as of the date of the Indenture. Further, each New Guarantor hereby waives and shall not in any manner

whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against FelCor LP, FelCor or any other Restricted Subsidiary as a result of any payment by such Guarantor under its Guarantee.

SECTION 3.   **Addition of New Pledgor**. FelCor Holdings Trust hereby executes this Second Supplemental Indenture as a supplemental indenture to the Indenture for the purpose of providing a pledge of Collateral under the Indenture as set forth therein and agrees to assume and be subject to all of the terms, conditions, waivers and covenants applicable to a Pledgor under the Indenture, including without limitation, those set forth in Article XII thereof. Upon its execution hereof, FelCor Holdings Trust hereby acknowledges that it shall be a Pledgor for all purposes as defined and as set forth in the Indenture, effective as of the date of the Indenture.

SECTION 4.   **Mandatory Exchange of Global Notes**. On the date of the Assumption, the beneficial interests in the Global Notes representing the Notes issued on October 1, 2009 shall be automatically exchanged for beneficial interests in the U.S. Global Notes and the Offshore Global Notes, as applicable, substantially in the form of Exhibit A hereto.

SECTION 5.   **Restrictive Legends**. From and after the date of the Assumption, unless and until a Note is exchanged for an Exchange Note or sold in connection with an effective Registration Statement pursuant to the Registration Rights Agreement, the U.S. Global Notes, Temporary Offshore Global Notes and each U.S. Physical Note shall bear the following legend on the face thereof:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE "RESALE RESTRICTION TERMINATION DATE") THAT IS ONE YEAR IN THE CASE OF RULE 144A NOTES, AND 40 DAYS IN THE CASE OF REGULATION S NOTES, AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY), ONLY (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT, TO A PERSON IT REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) UNDER THE SECURITIES ACT THAT IS AN INSTITUTIONAL ACCREDITED INVESTOR ACQUIRING THE SECURITY FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF SUCH AN INSTITUTIONAL ACCREDITED INVESTOR, IN EACH CASE IN A MINIMUM PRINCIPAL AMOUNT OF THE SECURITIES OF $250,000, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO OR FOR OFFER OR SALE IN CONNECTION WITH ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, OR (F) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE ISSUER'S AND THE TRUSTEE'S RIGHT

PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (D), (E) OR (F) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.

Each Global Note, whether or not an Exchange Note, shall also bear the following legend on the face thereof:

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY TO FELCOR LP OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY OR SUCH OTHER REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN. TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CEDE & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN SECTION 2.08 OF THE INDENTURE.

Each Global Note, whether or not an Exchange Note, shall also include the following legend if such Note is issued with more than de minimis original issue discount for United States federal income tax purposes:

THIS NOTE IS ISSUED WITH ORIGINAL ISSUE DISCOUNT FOR PURPOSES OF SECTION 1271 ET SEQ. OF THE INTERNAL REVENUE CODE. A HOLDER MAY OBTAIN THE ISSUE PRICE, AMOUNT OF ORIGINAL ISSUE DISCOUNT, ISSUE DATE AND YIELD TO MATURITY FOR SUCH NOTES BY SUBMITTING A REQUEST FOR SUCH INFORMATION TO FELCOR LP AT THE FOLLOWING ADDRESS: 545 EAST JOHN CARPENTER FREEWAY, SUITE 1300, IRVING, TEXAS 75062 ATTENTION: GENERAL COUNSEL.

SECTION 6. **Exhibits**. On the Date of the Assumption, Exhibits A, B, C and D to the Indenture shall be superseded in their entirety by Exhibits A, B, C and D hereto.

SECTION 7. **Assumption of Rights and Obligations of Escrow Subsidiary**. FelCor LP hereby assumes all of the rights and obligations of Escrow Subsidiary under the Indenture and the Notes and confirms and acknowledges the concurrent release and discharge of Escrow Subsidiary from all such rights and obligations. Escrow Subsidiary will be automatically released of all rights and obligations under the Indenture and the Notes upon effectiveness of this Second Supplemental Indenture.

SECTION 8. **NEW YORK LAW TO GOVERN. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS FIRST SUPPLEMENTAL INDENTURE BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.**

SECTION 9. **The Trustee**. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Second Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by Escrow Subsidiary, Fe1Cor, FelCor LP, the Subsidiary Guarantors and FelCor Holdings Trust.

SECTION 10.   Successors and Assigns. All agreements of Escrow Subsidiary, FelCor, FelCor LP, the Subsidiary Guarantors and FelCor Holdings Trust in this Second Supplemental Indenture shall bind their respective successors and assigns. All agreements of the Trustee in this Second Supplemental Indenture shall bind its successors.

SECTION 11.   Separability. In case any provision of this Second Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 12.   Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 13.   Counterparts. The parties may sign any number of copies of this Second Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the date first above written.

FELCOR LODGING LIMITED PARTNERSHIP,
a Delaware limited partnership

By: FELCOR LODGING TRUST INCORPORATED, as general partner

By: /s/ Andrew J. Welch
         Name: Andrew J. Welch
         Title: Executive Vice President and
                   Chief Financial Officer

FELCOR LODGING TRUST INCORPORATED,
a Maryland corporation

By: /s/ Jonathan H. Yellen
         Name: Jonathan H. Yellen
         Title: Executive Vice President,
                   General Counsel and Secretary

FELCOR ESCROW HOLDINGS, L.L.C.

By: /s/ Andrew J. Welch
　　　　Name:　Andrew J. Welch
　　　　Title:　Executive Vice President,
　　　　　　　　General Counsel and Secretary

FELCOR/ST. PAUL HOLDINGS, L.P.,
a Delaware limited partnership
By: FELCOR/CSS HOTELS, L.L.C.,
     a Delaware limited liability company, its general Partner

FELCOR/CSS HOLDINGS, L.P.,
a Delaware limited partnership
By: FELCOR/CSS HOTELS, L.L.C.,
     a Delaware limited liability company, its general Partner

FELCOR HOTEL ASSET COMPANY, L.L.C.,
a Delaware limited liability company

FELCOR LODGING HOLDING COMPANY, L.L.C.,
a Delaware limited liability company

FELCOR CANADA CO.,
a Nova Scotia unlimited liability company

FELCOR TRS HOLDINGS, L.L.C.,
a Delaware limited liability company

FELCOR TRS BORROWER 1, L.P.,
a Delaware limited partnership
By: FELCOR TRS BORROWER GP 1, L.L.C.,
     a Delaware limited liability company,
     its general Partner

FELCOR TRS BORROWER 4, L.L.C.,
a Delaware limited liability company

By: /s/ Jonathan H. Yellen
        Name: Jonathan H. Yellen
        Title: Executive Vice President,
                General Counsel and Secretary

FELCOR HOLDINGS TRUST,
a Massachusetts business trust

By: /s/ Lester Johnson
        Name: Lester Johnson
        Title: Trustee

By: /s/ Larry Mundy
        Name: Larry Mundy
        Title: Trustee

U.S. BANK NATIONAL ASSOCIATION,
as Trustee

/s/ Richard Prokosch

Name: Richard Prokosch
Title: Vice President

[FACE OF NOTE]

10% Senior Secured Note due 2014

CUSIP No. _____

No. $_____

FELCOR LODGING LIMITED PARTNERSHIP, a Delaware limited partnership ("*FelCor LP*," which term includes any successor under the Indenture hereinafter referred to), for value received, promises to pay to CEDE & Co., or its registered assigns, the principal sum of _____ ($_____), [or such greater or lesser principal amount as may from time to time be reflected on the books and records of the Registrar (but in no event may such amount exceed the aggregate principal amount of Notes authenticated pursuant to Section 2.02 of the Indenture referred to below and then outstanding pursuant to Section 2.08 of the Indenture)][1] on October 1, 2014.

Interest Payment Dates: April 1 and October 1, commencing April 1, 2010.

Regular Record Dates: March 15 and September 15.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

---

[1]   Use if Global Note

IN WITNESS WHEREOF, FelCor LP has caused this Note to be signed manually or by facsimile by its duly authorized officers.

FELCOR LODGING LIMITED PARTNERSHIP

By: FelCor Lodging Trust Incorporated,
       General Partner

By: _____
       Name:
       Title:

By: _____
       Name:
       Title:

(Trustee's Certificate of Authentication)

This is one of the 10% Senior Secured Notes due 2014 described in the within-mentioned Indenture.

Date:

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By: _____
Authorized Signatory

[REVERSE SIDE OF NOTE]

FELCOR LODGING LIMITED PARTNERSHIP

10% Senior Secured Note due 2014

1. Principal and Interest.

FelCor LP will pay the principal of this Note on October 1, 2014.

Interest on the Notes will be payable semi-annually in cash on each April 1 and October 1 commencing on April 1, 2010 (each, an "*Interest Payment Date*"), to the Holders of record of the Notes at the close of business on March 15 and September 15 immediately preceding the applicable Interest Payment Date.

If an exchange offer registered under the Securities Act is not consummated and a shelf registration statement under the Securities Act with respect to resales of the Notes is not declared effective by the Commission on or before March 30, 2010 in accordance with the terms of the Registration Rights Agreement, interest due on the Notes will accrue at an annual rate of 0.5% ("*Additional Interest*") plus the interest rate specified on the face hereof until the exchange offer is consummated or the shelf registration statement is declared effective. The Holder of this Note is entitled to the benefits of such Registration Rights Agreement.

Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Closing Date.

This Note will bear interest at a rate of 10% per annum.

FelCor LP shall pay interest on overdue principal and premium, if any, and interest on overdue installments of interest, to the extent lawful, at a rate per annum that is 2% in excess of the rate otherwise payable.

2. Method of Payment.

FelCor LP will pay interest (except defaulted interest) on the principal amount of the Notes as provided above on each April 1 and October 1 to the persons who are Holders (as reflected in the Note Register at the close of business on such March 15 and September 15 immediately preceding the Interest Payment Date), in each case, even if the Note is canceled on registration of transfer or registration of exchange after such record date; *provided* that, with respect to the payment of principal, FelCor LP will make payment to the Holder that surrenders this Note to a Paying Agent on or after October 1, 2014.

FelCor LP will pay principal, premium, if any, and as provided above, interest in money of the United States that at the time of payment is legal tender for payment of public and private debts at the office or agency of the Company maintained for such purpose within the City and State of New York, or, at the option of FelCor LP and payment of interest may be made by check mailed to the Holders at their addresses set forth in the Note Register, and provided that payment by wire transfer of immediately available funds will be required with respect to principal of and interest and premium, if any, on all Global Notes. If a payment date is a date other than a Business Day at a place of payment, payment may be made at that place on the next succeeding day that is a Business Day and no interest shall accrue for the intervening period.

3. Paying Agent and Registrar.

Initially, the Trustee will act as authenticating agent, Paying Agent and Registrar. FelCor LP may change any authenticating agent, Paying Agent or Registrar without notice. FelCor LP, any Subsidiary or any Affiliate of any of them may act as Paying Agent, Registrar or co-Registrar.

4. Indenture; Limitations.

FelCor LP issued the Notes under an Indenture dated as of October 1, 2009 (the "*Indenture*"), among Fel-Cor LP, FelCor and the Subsidiary Guarantors and U.S. Bank National Association as Trustee (the "*Trustee*") and as Collateral Agent (the "*Collateral Agent*"). Capitalized terms herein are used as defined in the Indenture unless otherwise indicated. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The Notes are subject to all such terms, and Holders are referred to the Indenture and the Trust Indenture Act for a statement of all such terms. To the extent permitted by applicable law, in the event of any inconsistency between the terms of this Note and the terms of the Indenture, the terms of the Indenture shall control.

The Notes are general secured obligations of FelCor LP.

5. Redemption.

Except as provided below, FelCor LP may not redeem any of the Notes prior to October 1, 2014.

At any time and from time to time prior to October 1, 2014, FelCor LP and FelCor may, at their option, redeem all or a portion of the Notes at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium with respect to the notes plus accrued and unpaid interest and Additional Interest, if any, thereon to the redemption date. Notice of such redemption must be mailed to holders of the notes called for redemption not less than 15 nor more than 60 days prior to the redemption date.

Notwithstanding the foregoing, at any time, or from time to time, on or prior to October 1, 2012, FelCor LP may, at its option, use the net cash proceeds of one or more Equity Offerings to redeem up to 35% of the principal amount of the Notes at a Redemption Price of 110% of the principal amount thereof, together with accrued and unpaid interest and Additional Interest, if any, thereon, if any, to the Redemption Date; *provided* that

(i) at least 65% of the principal amount of the Notes issued under this Indenture remains outstanding immediately after such redemption; and

(ii) FelCor LP makes such redemption not more than 90 days after the consummation of any such Equity Offering.

Notice of any optional redemption will be mailed at least 15 but not more than 60 days before the Redemption Date to each Holder of Notes to be redeemed at its last address as it appears in the Note Register. Notes in original principal amount greater than $1,000 may be redeemed in part. On and after the Redemption Date, interest ceases to accrue on Notes or portions thereof called for redemption, unless FelCor LP defaults in the payment of the amount due upon redemption.

6. Repurchase upon Change in Control.

Upon the occurrence of any Change of Control, each Holder shall have the right to require the repurchase of its Notes by FelCor LP in cash pursuant to the offer described in the Indenture at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (the "*Change of Control Payment*").

A notice of such Change of Control will be mailed within 30 days after any Change of Control occurs to each Holder at his last address as it appears in the Note Register. Notes in original denominations larger than $1,000 may be sold to FelCor LP in part. On and after the Change of Control Payment Date, interest ceases to accrue on Notes or portions of Notes surrendered for purchase by FelCor LP, unless FelCor LP defaults in the payment of the Change of Control Payment.

7. Denominations; Transfer; Exchange.

The Notes are in registered form without coupons in denominations of $1,000 of principal amount at maturity and multiples of $1,000 in excess thereof. A Holder may register the transfer or exchange of Notes in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar need not register the transfer or exchange of any Notes selected for redemption. Also, it need not register the transfer or exchange of any Notes for a period of 15 days before a selection of Notes to be redeemed is made.

8.   Persons Deemed Owners.

A Holder shall be treated as the owner of a Note for all purposes.

9.   Unclaimed Money.

If money for the payment of principal, premium, if any, or interest remains unclaimed for two years, the Trustee and the Paying Agent will pay the money back to FelCor LP at its request. After that, Holders entitled to the money must look to FelCor LP for payment, unless an abandoned property law designates another Person, and all liability of the Trustee and such Paying Agent with respect to such money shall cease.

10.   Discharge Prior to Redemption or Maturity.

If FelCor LP deposits with the Trustee money or U.S. Government Obligations sufficient to pay the then outstanding principal of, premium, if any, and accrued interest on the Notes (a) to redemption or maturity, FelCor LP will be discharged from the Indenture and the Notes, except in certain circumstances for certain sections thereof, and (b) to the Stated Maturity, FelCor LP will be discharged from certain covenants set forth in the Indenture.

11.   Amendment; Supplement; Waiver.

Subject to certain exceptions, the Indenture, the Notes or the Collateral Documents may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding, and any existing default or compliance with any provision may be waived with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding. Without notice to or the consent of any Holder, the parties thereto may amend or supplement the Indenture or the Notes to, among other things, cure any ambiguity, defect or inconsistency and make any change that does not materially and adversely affect the rights of any Holder.

12.   Restrictive Covenants.

The Indenture imposes certain limitations on the ability of FelCor LP, FelCor and their respective Restricted Subsidiaries, among other things, to Incur additional Indebtedness, make Restricted Payments, use the proceeds from Collateral Asset Sales and Non-Collateral Assets Sales and Events of Loss, engage in transactions with Affiliates or merge, consolidate or transfer substantially all of their assets. Within 45 days after the end of each fiscal quarter (90 days after the end of the last fiscal quarter of each year), FelCor LP and FelCor must report to the Trustee on compliance with such limitations.

13.   Successor Persons.

When a successor person or other entity assumes all the obligations of its predecessor under the Notes and the Indenture, the predecessor person will be released from those obligations.

14.   Defaults and Remedies.

The following events constitute "*Events of Default*" under the Indenture:

(a)   default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(b)   default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

(c)   default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of FelCor LP and FelCor or the failure by FelCor LP to make or consummate an Offer to Purchase in accordance with Section 4.10 or Section 4.11 or make or consummate a Change of Control Offer in accordance with Section 4.13;

(d)   FelCor LP or FelCor defaults in the performance of or breaches any other covenant or agreement of FelCor LP or FelCor in the Indenture or under the Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 60 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes;

(e)   there occurs with respect to any issue or issues of Indebtedness of FelCor LP or FelCor or any Significant Subsidiary having an outstanding principal amount of $20 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (i) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (ii) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(f)   any final judgment or order (not covered by insurance) for the payment of money in excess of $20 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not covered by insurance) (i) shall be rendered against FelCor LP or FelCor or any Significant Subsidiary and shall not be paid or discharged, and (ii) there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $20 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(g)   a court having jurisdiction in the premises enters a decree or order for (i) relief in respect of FelCor LP or FelCor or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (ii) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of FelCor LP or FelCor or any Significant Subsidiary or for all or substantially all of the property and assets of FelCor LP or FelCor or any Significant Subsidiary or (iii) the winding up or liquidation of the affairs of FelCor LP or FelCor or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

(h)   FelCor LP or FelCor or any Significant Subsidiary (i) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of FelCor LP or FelCor or Significant Subsidiary or for all or substantially all of the property and assets of FelCor LP or FelCor or any Significant Subsidiary or (iii) effects any general assignment for the benefit of its creditors;

(i)   any Note Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee and the Indenture) or any Guarantor notifies the Trustee in writing that it denies or disaffirms its obligations under its Note Guarantee; or

(j)   (a) there shall be a default in the performance, or breach, of any covenant or agreement of FelCor LP, FelCor or any Significant Subsidiary, in any material respect, under any Collateral Document or any management or franchise agreement related thereto and such default or breach shall continue for a period of 45 days after written notice has been given, by certified mail, (1) to FelCor by the Trustee or (2) to

FelCor and the Trustee by the holders of at least 25% in aggregate principal amount of the then outstanding notes or (b) any Collateral Document shall for any reason cease to be, or any Collateral Document shall for any reason be asserted in writing by the Issuer or any Guarantor, not to be, in full force and effect and enforceable in accordance with its terms or ceases to give the Holders the first priority Liens purported to be created thereby, except to the extent contemplated by the Indenture and any such Collateral Document.

If an Event of Default (other than an Event of Default described in subparagraphs (g) or (h) above that occurs with respect to FelCor LP or FelCor) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the Notes may declare all the Notes to be due and payable. If an Event of Default described in subparagraphs (g) or (h) above occurs with respect to FelCor LP or FelCor, the Notes automatically become due and payable. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Notes. Subject to certain limitations, Holders of at least a majority in principal amount of the Notes then outstanding may direct the Trustee in its exercise of any trust or power.

15.   Trustee Dealings with FelCor LP.

The Trustee under the Indenture, in its individual or any other capacity, may make loans to, accept deposits from and perform services for FelCor LP or its Affiliates and may otherwise deal with FelCor LP or its Affiliates as if it were not the Trustee.

16.   No Recourse Against Others.

No incorporator or any past, present or future limited partner, shareholder, other equity holder, officer, member, director, employee or controlling person as such, of FelCor LP or of any successor Person shall have any liability for any obligations of FelCor LP under the Notes or the Indenture or for any claim based on, in respect of or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.

17.   Authentication.

This Note shall not be valid until the Trustee or authenticating agent signs the certificate of authentication on the other side of this Note.

18.   Abbreviations.

Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian) and U/G/M/A (= Uniform Gifts to Minors Act).

FelCor LP will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to FelCor Lodging Limited Partnership, 545 East John Carpenter Freeway, Suite 1300, Irving, Texas 75062 or at such other address provided for in the Indenture.

19.   Guarantee.

Repayment of principal and interest on the Notes is guaranteed on a senior basis by the Guarantors pursuant to Article Eleven of the Indenture.

[FORM OF TRANSFER NOTICE]

FOR VALUE RECEIVED the undersigned registered Holder hereby sell(s), assign(s) and transfer(s) unto

Insert Taxpayer Identification No.

_____ (Please print or typewrite name and address including zip code of assignee) the within Note and all rights thereunder, hereby irrevocably constituting _____
_____ and appointing _____ attorney to transfer said Note on the books of FelCor LP with full power of substitution in the premises.

[THE FOLLOWING PROVISION TO BE INCLUDED
ON ALL NOTES OTHER THAN EXCHANGE NOTES,
PERMANENT OFFSHORE GLOBAL NOTES AND
OFFSHORE PHYSICAL NOTES]

In connection with any transfer of this Note occurring prior to the date which is the earlier of (i) the date the shelf registration statement with respect to resales of the Notes is declared effective or (ii) two years after the original issuance of the Notes, the undersigned confirms that without utilizing any general solicitation or general advertising that:

[Check One]

[　]   (a)   this Note is being transferred in compliance with the exemption from registration under the Securities Act of 1933, as amended, provided by Rule 144A thereunder.

or

[　]   (b)   this Note is being transferred other than in accordance with (a) above and documents are being furnished which comply with the conditions of transfer set forth in this Note and the Indenture.

If none of the foregoing boxes is checked, the Trustee or other Registrar shall not be obligated to register this Note in the name of any Person other than the Holder hereof unless and until the conditions to any such transfer of registration set forth herein and in Section 2.08 of the Indenture shall have been satisfied.

Date: _____   _____

                                                      NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within-mentioned instrument in every particular, without alteration or any change whatsoever.

TO BE COMPLETED BY PURCHASER IF (a) ABOVE IS CHECKED.

      The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act of 1933, as amended, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding FelCor LP as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned's foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Date: _____   _____

                                               NOTICE: To be executed by an executive officer

OPTION OF HOLDER TO ELECT PURCHASE

If you wish to have this Note purchased by FelCor LP pursuant to Section 4.10, Section 4.11, Section 4.12 or Section 4.13 of the Indenture, check the Box: ☐

If you wish to have a portion of this Note purchased by FelCor LP pursuant to Section 4.10, Section 4.11, Section 4.12 or Section 4.13 of the Indenture, state the amount (in principal amount at maturity): $_____.

Date: _____

Your Signature: _____
                       (Sign exactly as your name appears on the other side of this Note)

Signature Guarantee: _____

Form of Certificate

_____, _____

FelCor Lodging Limited Partnership
545 East John Carpenter Freeway
Suite 1300
Irving, Texas 75062

U.S. Bank National Association
60 Livingston Avenue
EP-MN-WS3C
St. Paul, Minnesota 55107-2292
Attention: Corporate Trust Department

Re: FelCor Lodging Limited Partnership ("*FelCor LP*")
   10% Senior Secured Notes Due 2014 (the "*Notes*")

Dear Sirs:

  This letter relates to U.S. $_____ principal amount at maturity of Notes represented by a Note (the "*Legended Note*") which bears a legend outlining restrictions upon transfer of such Legended Note. Pursuant to Section 2.01 of the Indenture (the "*Indenture*") dated as of October 1, 2009, relating to the Notes, we hereby certify that we are (or we will hold such securities on behalf of) a person outside the United States to whom the Notes could be transferred in accordance with Rule 903 or Rule 904 of Regulation S promulgated under the U.S. Securities Act of 1933, as amended. Accordingly, you are hereby requested to exchange the legended certificate for an unlegended certificate representing an identical principal amount at maturity of Notes, all in the manner provided for in the Indenture.

  You are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this certificate have the meanings set forth in Regulation S.

Very truly yours,

[Name of Holder]

By: _____
    Authorized Signature

EXHIBIT C

**Form of Certificate to Be
Delivered in Connection with
Transfers to Non-QIB Accredited Investors**

_____, __

FelCor Lodging Limited Partnership
545 East John Carpenter Freeway
Suite 1300
Irving, Texas 75062

U.S. Bank National Association
60 Livingston Avenue
EP-MN-WS3C
St. Paul, Minnesota 55107-2292
Attention: Corporate Trust Department

> Re: _FelCor Lodging Limited Partnership_ ("_FelCor LP_")
> 10% Senior Secured Notes Due 2014 (the "_Notes_")

Dear Sirs:

In connection with our proposed purchase of $_____ aggregate principal amount at maturity of the Notes, we confirm that:

1.   We understand that any subsequent transfer of the Notes is subject to certain restrictions and conditions set forth in the Indenture dated as of October 1, 2009, relating to the Notes (the "_Indenture_") and the undersigned agrees to be bound by, and not to resell, pledge or otherwise transfer the Notes except in compliance with, such restrictions and conditions and the Securities Act of 1933, as amended (the "_Securities Act_").

2.   We understand that the offer and sale of the Notes have not been registered under the Securities Act, and that the Notes may not be offered or sold except as permitted in the following sentence. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should sell any Notes, we will do so only (A) to FelCor LP, FelCor or any subsidiary thereof, (B) in accordance with Rule 144A under the Securities Act to a "qualified institutional buyer" (as defined therein), (C) to an institutional "accredited investor" (as defined below) that, prior to such transfer, furnishes (or has furnished on its behalf by a U.S. broker-dealer) to you a signed letter substantially in the form of this letter, and, if this letter relates to a proposed transfer in respect of an aggregate principal amount of Notes less than $100,000, an opinion of counsel acceptable to FelCor LP and FelCor that such transfer is in compliance with the Securities Act, (D) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act, (E) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available), or (F) pursuant to an effective registration statement under the Securities Act, and we further agree to provide to any person purchasing any of the Notes from us a notice advising such purchaser that resales of the Notes are restricted as stated herein.

3.   We understand that, on any proposed resale of any Notes, we will be required to furnish to you such certifications, legal opinions and other information as you may reasonably require to confirm that the proposed sale complies with the foregoing restrictions. We further understand that the Notes purchased by us will bear a legend to the foregoing effect.

4.   We are an institutional "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and busi-

ness matters as to be capable of evaluating the merits and risks of our investment in the Notes, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.

     5.   We are acquiring the Notes purchased by us for our own account or for one or more accounts (each of which is an institutional "accredited investor") as to each of which we exercise sole investment discretion.

You are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

Very truly yours,
[Name of Transferee]

By: _____
Authorized Signature

**Form of Certificate To Be Delivered
in Connection with Transfers
Pursuant to Regulation S**

_____, ____

FelCor Lodging Limited Partnership
545 East John Carpenter Freeway
Suite 1300
Irving, Texas 75062

U.S. Bank National Association
60 Livingston Avenue
EP-MN-WS3C
St. Paul, Minnesota 55107-2292
Attention: Corporate Trust Department

Re: FelCor Lodging Limited Partnership ("*FelCor LP*")
10% Senior Secured Notes Due 2014 (the "*Notes*")

Dear Sirs:

In connection with our proposed sale of U.S.$_____ aggregate principal amount at maturity of the Notes, we confirm that such sale has been effected pursuant to and in accordance with Regulation S under the Securities Act of 1933, as amended (the "*Securities Act*"), and, accordingly, we represent that:

(1)   the offer of the Notes was not made to a person in the United States;

(2)   at the time the buy order was originated, the transferee was outside the United States or we and any person acting on our behalf reasonably believed that the transferee was outside the United States;

(3)   no directed selling efforts have been made by us in the United States in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S, as applicable; and

(4)   the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.

You are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this certificate have the meanings set forth in Regulation S.

Very truly yours,
[Name of Transferor]

By: _____
Authorized Signature

Exhibit 4.3

REGISTRATION RIGHTS AGREEMENT

Dated October 1, 2009

AMONG

FELCOR LODGING LIMITED PARTNERSHIP,

FELCOR LODGING TRUST INCORPORATED,

SUBSIDIARY GUARANTORS NAMED HEREIN,

and

J.P. MORGAN SECURITIES INC.

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this "**Agreement**") is made and entered into as of October 1, 2009, among FELCOR LODGING LIMITED PARTNERSHIP, a Delaware limited partnership (the "**Operating Partnership**"), FELCOR LODGING TRUST INCORPORATED, a Maryland corporation (the "**Company**"), the Subsidiary Guarantors (as defined below) and J.P. Morgan Securities Inc. on its own behalf and as representative of the other Initial Purchasers named in Schedule A hereto (collectively, the "**Initial Purchasers**").

This Agreement is made pursuant to the Purchase Agreement dated as of September 17, 2009, among the Operating Partnership, the Company, the Subsidiary Guarantors and the Initial Purchasers (the "**Purchase Agreement**"), which provides for the sale by the Operating Partnership to the Initial Purchasers of $636,000,000 aggregate principal amount of Senior Secured Notes due 2014 of the Operating Partnership (the "**Notes**") to be issued pursuant to the Indenture (as defined below). Each of the Notes is guaranteed by the Company and the Subsidiary Guarantors (the "**Guarantors**") and is entitled to the benefit of the Guarantees under the Indenture and, unless the context otherwise requires, reference in this Agreement to a "Note," an "Exchange Note," or a "Registrable Note" shall include a reference to the related Guarantee. In order to induce the Initial Purchasers to enter into the Purchase Agreement, the Operating Partnership and the Guarantors have agreed to provide to the Initial Purchasers and their direct and indirect transferees the registration rights with respect to the Notes set forth in this Agreement. The execution of this Agreement is a condition to the closing under the Purchase Agreement. This Agreement will not become operative unless and until the Release Date (as defined in the Purchase Agreement) occurs.

In consideration of the foregoing, the parties hereto agree as follows:

1.   Definitions. As used in this Agreement, the following capitalized defined terms shall have the following meanings:

"**1933 Act**" shall mean the Securities Act of 1933, as amended from time to time.

"**1934 Act**" shall mean the Securities Exchange Act of 1934, as amended from time to time.

"**Closing Date**" shall mean the Closing Date as defined in the Purchase Agreement.

"**Company**" shall have the meaning set forth in the preamble to this Agreement.

"**Exchange Notes**" shall mean Notes issued by the Operating Partnership under the Indenture containing terms identical to the Notes (except that (i) interest thereon shall accrue from the last date on which interest was paid on the Notes or, if no such interest has been paid, from October 1, 2009, (ii) the Exchange Notes will not contain restrictions on transfer and

(iii) certain provisions relating to an increase in the stated rate of interest thereon shall be eliminated) and to be offered to Holders of Notes in exchange for Notes pursuant to the Exchange Offer.

"**Exchange Offer**" shall mean the exchange offer by the Operating Partnership and the Guarantors of Exchange Notes for Registrable Notes pursuant to Section 2(a) hereof.

"**Exchange Offer Registration**" shall mean a registration under the 1933 Act effected pursuant to Section 2(a) hereof.

"**Exchange Offer Registration Statement**" shall mean an exchange offer registration statement on Form S-4 (or, if applicable, on another appropriate form) and all amendments and supplements to such registration statement, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

"**FINRA**" means the Financial Industry Regulatory Authority, Inc.

"**Guarantors**" means the Company and the Subsidiary Guarantors.

"**Holder**" shall mean any Initial Purchaser, for so long as it owns any Registrable Notes, and its successors, assigns and direct and indirect transferees who become registered owners of Registrable Notes under the Indenture; *provided* that for purposes of Sections 4 and 5 of this Agreement, the term "Holder" shall include Participating Broker-Dealers (as defined in Section 4(a)).

"**Indenture**" shall mean the Indenture relating to the Notes dated as of October 1, 2009 between the Escrow Subsidiary and U.S. Bank National Association, as trustee, and as the same may be amended or supplemented from time to time in accordance with the terms thereof.

"**Initial Purchasers**" shall have the meaning set forth in the preamble to this Agreement.

"**Majority Holders**" shall mean the Holders of a majority of the aggregate principal amount of outstanding Registrable Notes; *provided* that whenever the consent or approval of Holders of a specified percentage of Registrable Notes is required hereunder, Registrable Notes held by the Operating Partnership or any of its affiliates (as such term is defined in Rule 405 under the 1933 Act) (other than the Initial Purchasers or subsequent holders of Registrable Notes if such subsequent holders are deemed to be such affiliates solely by reason of their holding of such Registrable Notes) shall not be counted in determining whether such consent or approval was given by the Holders of such required percentage or amount.

"**Notes**" shall have the meaning set forth in the second paragraph of this Agreement.

"**Operating Partnership**" shall have the meaning set forth in the preamble of this Agreement.

"**Person**" shall mean an individual, partnership, corporation, trust or unincorporated organization, or a government or agency or political subdivision thereof.

"**Prospectus**" shall mean the prospectus included in a Registration Statement, including any preliminary prospectus, and any such prospectus as amended or supplemented by any prospectus supplement, including a prospectus supplement with respect to the terms of the offering of any portion of the Registrable Notes covered by a Shelf Registration Statement, and by all other amendments and supplements to such prospectus, including post-effective amendments, and in each case including all material incorporated by reference therein.

"**Purchase Agreement**" shall have the meaning set forth in the second paragraph of this Agreement.

"**Registrable Notes**" shall mean the Notes other than the Exchanges Notes; *provided*, *however*, that a Note shall cease to be a Registrable Note (i) when a Registration Statement with respect to such Note shall have been declared effective under the 1933 Act and such Note shall have been disposed of pursuant to such Registration Statement or (ii) when such Note shall have ceased to be outstanding.

"**Registration Expenses**" shall mean any and all expenses incident to performance of or compliance by the Operating Partnership, the Company and the Subsidiary Guarantors with this Agreement, including without limitation: (i) all SEC, stock exchange or FINRA registration and filing fees, (ii) all fees and expenses incurred in connection with compliance with state securities or blue sky laws (including reasonable fees and disbursements of counsel for any underwriters or Holders in connection with blue sky qualification of any of the Exchange Notes or Registrable Notes), (iii) all expenses of any Persons in preparing or assisting in preparing, word processing, printing and distributing any Registration Statement, any Prospectus, any amendments or supplements thereto, any underwriting agreements, securities sales agreements and other documents relating to the performance of and compliance with this Agreement, (iv) all rating agency fees, (v) all fees and disbursements relating to the qualification of the Indenture under applicable securities laws, (vi) the fees and disbursements of the Trustee and its counsel, (vii) the fees and disbursements of counsel for the Operating Partnership, the Company and the Subsidiary Guarantors and, in the case of a Shelf Registration Statement, the reasonable fees and disbursements of one counsel for the Holders (which counsel shall be selected by the Majority Holders and which counsel may also be counsel for the Initial Purchasers) and (viii) the fees and disbursements of the independent public accountants of the Operating Partnership and the Company, including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance, but excluding fees and expenses of counsel to the underwriters (other than reasonable fees and expenses set forth in clause (ii) above) or the Holders and underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of Registrable Notes by a Holder.

"**Registration Statement**" shall mean any registration statement of the Operating Partnership and the Guarantors that covers any of the Exchange Notes or Registrable Notes pursuant to the provisions of this Agreement and all amendments and supplements to any such Registration Statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

"**SEC**" shall mean the Securities and Exchange Commission.

"**Shelf Registration**" shall mean a registration effected pursuant to Section 2(b) hereof.

"**Shelf Registration Statement**" shall mean a "shelf" registration statement of the Operating Partnership and the Guarantors pursuant to the provisions of Section 2(b) of this Agreement which covers all of the Registrable Notes (but no other Notes unless approved by the Holders whose Registrable Notes are covered by such Shelf Registration Statement) on an appropriate form under Rule 415 under the 1933 Act, or any similar rule that may be adopted by the SEC, and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

"**Subsidiary Guarantors**" shall mean each of (i) FelCor/CSS Holdings, L.P., a Delaware limited partnership, (ii) FelCor/St. Paul Holdings, L.P., a Delaware limited partnership, (iii) FelCor Canada Co., a Nova Scotia unlimited liability company, (iv) FelCor Hotel Asset Company, L.L.C., a Delaware limited liability company, (v) FelCor Lodging Holding Company, L.L.C., a Delaware limited liability company, (vi) FelCor TRS Borrower 1, L.P., a Delaware limited partnership, (vii) FelCor TRS Borrower 4, L.L.C., a Delaware limited liability company, and (viii) FelCor TRS Holdings, L.L.C., a Delaware limited liability company, and each other entity that becomes a Subsidiary Guarantor in accordance with the terms of the Indenture.

"**Trustee**" shall mean the trustee with respect to the Notes under the Indenture.

"**Underwritten Registration**" or "**Underwritten Offering**" shall mean a registration in which Registrable Notes are sold to an Underwriter (as hereinafter defined) for reoffering to the public.

2.   Registration Under The 1933 Act. (a) To the extent not prohibited by any applicable law or applicable interpretation of the Staff of the SEC, the Operating Partnership and the Guarantors shall cause to be filed after the Closing Date an Exchange Offer Registration Statement covering the offer by the Operating Partnership and the Guarantors to the Holders to exchange all of the Registrable Notes for Exchange Notes, use their commercially reasonable efforts to have such Registration Statement declared effective by the SEC, and to have such Exchange Offer Registration Statement remain effective until the closing of the Exchange Offer. The Operating Partnership and the Guarantors shall commence the Exchange Offer promptly after the Exchange Offer Registration Statement has been declared effective by the SEC and use

their commercially reasonable efforts to have the Exchange Offer consummated not later than 180 days after the Closing Date. The Operating Partnership and the Guarantors shall commence the Exchange Offer by mailing the related exchange offer Prospectus and accompanying documents to each Holder stating, in addition to such other disclosures as are required by applicable law:

>   (i)   that the Exchange Offer is being made pursuant to this Agreement and that all Registrable Notes validly tendered will be accepted for exchange;

>   (ii)   the dates of acceptance for exchange (which shall be a period of at least 20 business days from the date such notice is mailed) (the "**Exchange Dates**");

>   (iii) that any Registrable Note not tendered will remain outstanding and continue to accrue interest in accordance with the terms of the Notes, but will not retain any rights under this Agreement;

>   (iv) that Holders electing to have a Registrable Note exchanged pursuant to the Exchange Offer will be required to surrender such Registrable Note, together with the enclosed letters of transmittal, to the institution and at the address located in the Borough of Manhattan, The City of New York, specified in the notice prior to the close of business on the last Exchange Date; and

>   (v)   that Holders will be entitled to withdraw their election, not later than the close of business on the last Exchange Date, by sending to the institution and at the address located in the Borough of Manhattan, The City of New York, specified in the notice a telex, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Registrable Notes delivered for exchange and a statement that such Holder is withdrawing his election to have such Notes exchanged.

>   As soon as practicable after the last Exchange Date, the Operating Partnership shall:

>   (i)   accept for exchange Registrable Notes or portions thereof tendered and not validly withdrawn pursuant to the Exchange Offer; and

>   (ii)   deliver, or cause to be delivered, to the Trustee for cancellation all Registrable Notes or portions thereof so accepted for exchange by the Operating Partnership and issue, and cause the Trustee to promptly authenticate and mail to each Holder, an Exchange Note equal in principal amount to the principal amount of the Registrable Notes surrendered by such Holder.

The Operating Partnership and the Guarantors shall use their commercially reasonable efforts to complete the Exchange Offer as provided above and shall comply with the applicable requirements of the 1933 Act, the 1934 Act and other applicable laws and regulations in connection with the Exchange Offer. The Exchange Offer shall not be subject to any conditions, other than that the Exchange Offer does not violate applicable law or any applicable interpretation of the Staff of the SEC. The Operating Partnership shall inform the Initial Purchasers, if requested by the Initial Purchasers, of the names and addresses of the Holders to whom the Exchange Offer is made, and the Initial Purchasers shall have the right, subject to applicable law, to contact such Holders and otherwise facilitate the tender of Registrable Notes in the Exchange Offer.

(b)   In the event that (i) the Operating Partnership determines that the Exchange Offer Registration provided for in Section 2(a) above is not available or may not be consummated as soon as practicable after the last Exchange Date because it would violate applicable law or the applicable interpretations of the Staff of the SEC, (ii) the Exchange Offer is not for any other reason consummated on or prior to 180 days after the Closing Date, or (iii) in the opinion of counsel for the Initial Purchasers a Registration Statement must be filed and a Prospectus must be delivered by the Initial Purchasers in connection with any offering or sale of Registrable Notes, the Operating Partnership and the Guarantors shall cause to be filed as soon as practicable after such determination, date or notice of such opinion of counsel is given to the Operating Partnership, a Shelf Registration Statement providing for the sale by the Holders of all of the Registrable Notes and use their commercially reasonable efforts to have such Shelf Registration Statement declared effective by the SEC. In the event the Operating Partnership and the Guarantors are required to file a Shelf Registration Statement solely as a result of the matters referred to in clause (iii) of the preceding sentence, the Operating Partnership and the Guarantors shall file and use their commercially reasonable efforts to have declared effective by the SEC both an Exchange Offer Registration Statement pursuant to Section 2(a) with respect to all Registrable Notes and a Shelf Registration Statement (which may be a combined Registration Statement with the Exchange Offer Registration Statement) with respect to offers and sales of Registrable Notes held by the Initial Purchasers after completion of the Exchange Offer. The Operating Partnership and the Guarantors agree to use their commercially reasonable efforts to keep the Shelf Registration Statement continuously effective until the date that is one year after the first date on which such Shelf Registration Statement becomes effective or such earlier date when all of the Registrable Notes covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement. The Operating Partnership and the Guarantors further agree to supplement or amend the Shelf Registration Statement if required by the rules, regulations or instructions applicable to the registration form used by the Operating Partnership and the Guarantors for such Shelf Registration Statement or by the 1933 Act or by any other rules and regulations thereunder for shelf registration or if reasonably requested by a Holder with respect to information relating to such Holder, and to use its commercially reasonable efforts to cause any such amendment to become effective and such Shelf Registration Statement to become usable as soon as thereafter practicable. The Operating Partnership agrees to furnish to the Holders of Registrable Notes copies of any such supplement or amendment promptly after its being used or filed with the SEC.

(c)   The Operating Partnership and the Guarantors shall pay all Registration Expenses in connection with the registration pursuant to Section 2(a) or Section 2(b). Each Holder shall pay all underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of such Holder's Registrable Notes pursuant to the Shelf Registration Statement.

(d)   An Exchange Offer Registration Statement pursuant to Section 2(a) hereof or a Shelf Registration Statement pursuant to Section 2(b) hereof will not be deemed to have become effective unless it has been declared effective by the SEC; *provided*, *however*, that, if, after it has been declared effective, the offering of Registrable Notes pursuant to a Shelf Registration Statement is interfered with by any stop order, injunction or other order or requirement of the SEC or any other governmental agency or court, such Registration Statement will be deemed not to have become effective during the period of such interference until the offering of Registrable Notes pursuant to such Registration Statement may legally resume. As provided for in the Indenture, in the event that the Exchange Offer is not consummated, and if a Shelf Registration Statement is required hereby, the Shelf Registration Statement is not declared effective on or prior to 180 days after the Closing Date, the interest rate on the Notes (and the Exchange Notes) will increase by 0.5% per annum until the Exchange Offer is consummated or a Shelf Registration Statement is declared effective.

(e)   Without limiting the remedies available to the Initial Purchasers and the Holders, the Operating Partnership and the Guarantors acknowledge that any failure to comply with their respective obligations under Section 2(a) and Section 2(b) hereof may result in material irreparable injury to the Initial Purchasers or the Holders for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of any such failure, the Initial Purchasers or any Holder may obtain such relief as may be required to specifically enforce the respective obligations of the Operating Partnership and the Guarantors under Section 2(a) and Section 2(b) hereof.

3.   Registration Procedures. In connection with the obligations of the Operating Partnership and the Guarantors with respect to the Registration Statements pursuant to Section 2(a) and Section 2(b) hereof, the Operating Partnership and the Guarantors shall as expeditiously as possible:

(a)   prepare and file with the SEC a Registration Statement on the appropriate form under the 1933 Act, which form (x) shall be selected by the Operating Partnership and (y) shall, in the case of a Shelf Registration, be available for the sale of the Registrable Notes by the selling Holders thereof and (z) shall comply as to form in all material respects with the requirements of the applicable form and include all financial statements required by the SEC to be filed therewith, and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective in accordance with Section 2 hereof;

(b)   prepare and file with the SEC such amendments and post-effective amendments to each Registration Statement as may be necessary to keep such Registration Statement effective for the applicable period and cause each Prospectus to be supplemented by any required prospectus supplement and, as so supplemented, to be filed pursuant to Rule 424 under the 1933 Act; to keep each Prospectus current during the period described under Section 4(3) and Rule 174 under the 1933 Act that is applicable to transactions by brokers or dealers with respect to the Registrable Notes or Exchanges Notes;

(c)	in the case of a Shelf Registration, furnish to each Holder of Registrable Notes, to counsel for the Initial Purchasers, to counsel for the Holders and to each Underwriter of an Underwritten Offering of Registrable Notes, if any, without charge, as many copies of each Prospectus, including each preliminary Prospectus, and any amendment or supplement thereto and such other documents as such Holder or Underwriter may reasonably request, in order to facilitate the public sale or other disposition of the Registrable Notes; and the Operating Partnership and the Guarantors consent to the use of such Prospectus and any amendment or supplement thereto in accordance with applicable law by each of the selling Holders of Registrable Notes and any such Underwriters in connection with the offering and sale of the Registrable Notes covered by and in the manner described in such Prospectus or any amendment or supplement thereto in accordance with applicable law;

(d)	use their commercially reasonable efforts to register or qualify the Registrable Notes under all applicable state securities or "blue sky" laws of such jurisdictions as any Holder of Registrable Notes covered by a Registration Statement shall reasonably request in writing by the time the applicable Registration Statement is declared effective by the SEC, to cooperate with such Holders in connection with any filings required to be made with the FINRA and do any and all other acts and things which may be reasonably necessary or advisable to enable such Holder to consummate the disposition in each such jurisdiction of such Registrable Notes owned by such Holder; *provided*, *however*, that none of the Operating Partnership or any Guarantor shall be required to (i) qualify as a foreign corporation or as a broker or dealer in securities in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(d), (ii) file any general consent to service of process or (iii) subject itself to taxation in any such jurisdiction that it is already not so subject;

(e)	in the case of a Shelf Registration, notify each Holder of Registrable Notes, counsel for the Holders and counsel for the Initial Purchasers promptly and, if requested by any such Holder or counsel, confirm such advice in writing (i) when such Registration Statement has become effective and when any post-effective amendment thereto has been filed and becomes effective, (ii) of any request by the SEC or any state securities authority for amendments and supplements to such Registration Statement and Prospectus or for additional information after such Registration Statement has become effective, (iii) of the issuance by the SEC or any state securities authority of any stop order suspending the effectiveness of such Registration Statement or the initiation of any proceedings for that purpose, (iv) if, between the effective date of such Registration Statement and the closing of any sale of Registrable Notes covered thereby, the representations and warranties of the Operating Partnership and the Guarantors contained in any underwriting agreement, securities sales agreement or other similar agreement, if any, relating to the offering cease to be true and correct in any material respect or if the Operating Partnership receives any notification with respect to the suspension of the qualification of the Registrable Notes for sale in any jurisdiction or the initiation of any proceeding for such purpose, (v) of the happening of any event during the period a Shelf Registration Statement is effective such that such Registration Statement or the related

Prospectus contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make statements therein not misleading and (vi) of any determination by the Operating Partnership and the Guarantors that a post-effective amendment to such Registration Statement would be appropriate;

(f)   make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement at the earliest possible moment and provide immediate notice to each Holder of the withdrawal of any such order;

(g)   in the case of a Shelf Registration, furnish to each Holder of Registrable Notes, without charge, at least one conformed copy of each Registration Statement and any post-effective amendment thereto (without documents incorporated therein by reference or exhibits thereto, unless requested);

(h)   in the case of a Shelf Registration, cooperate with the selling Holders of Registrable Notes to facilitate the timely preparation and delivery of certificates representing Registrable Notes to be sold and not bearing any restrictive legends and enable such Registrable Notes to be in such denominations (consistent with the provisions of the Indenture) and registered in such names as the selling Holders may reasonably request at least one business day prior to the closing of any sale of Registrable Notes;

(i)   in the case of a Shelf Registration, upon the occurrence of any event contemplated by Section 3(e)(v) or (vi) hereof, use its commercially reasonable efforts to prepare and file with the SEC a supplement or post-effective amendment to a Registration Statement or the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Notes, such Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Operating Partnership and the Guarantors agree to notify the Holders to suspend use of the Prospectus as promptly as practicable after the occurrence of such an event, and the Holders hereby agree to suspend use of the Prospectus upon receipt of such notice until the Operating Partnership and the Guarantors have amended or supplemented the Prospectus to correct such misstatement or omission;

(j)   a reasonable time prior to the filing of any Registration Statement, any Prospectus, any amendment to a Registration Statement or amendment or supplement to a Prospectus or any document which is to be incorporated by reference into a Registration Statement or a Prospectus after initial filing of a Registration Statement, provide copies of such document to the Initial Purchasers and their counsel, upon request, (and, in the case of a Shelf Registration Statement, the Holders and their counsel) and make such of the representatives of the Operating Partnership and the Guarantors as shall be reasonably requested by the Initial Purchasers or their counsel (and, in the case of a Shelf Registration Statement, the Holders or their counsel) available for discussion of such document, and shall not at any time file or make any amendment to the Registration Statement, any Prospectus or any amendment of or supplement to a Registration Statement or a Prospectus or any document which is to be incorporated by reference into a Registration Statement or a Prospectus, of which the Initial Purchasers and their counsel (and, in the case of a Shelf Registration Statement, the Holders and their counsel) shall not have previously been advised and furnished a copy or to which the Initial Purchasers or their counsel (and, in the case of a Shelf Registration Statement, the Holders or their counsel) shall reasonably object;

(k)   cause the Indenture to be qualified under the Trust Indenture Act of 1939, as amended (the "**TIA**"), in connection with the registration of the Exchange Notes or Registrable Notes, as the case may be, cooperate with the Trustee and the Holders to effect such changes to the Indenture as may be required for the Indenture to be so qualified in accordance with the terms of the TIA and execute, and use its commercially reasonable efforts to cause the Trustee to execute, all documents as may be required to effect such changes and all other forms and documents required to be filed with the SEC to enable the Indenture to be so qualified in a timely manner;

(l)   in the case of a Shelf Registration, make available for inspection by a representative of the Holders of the Registrable Notes, any Underwriter participating in any disposition pursuant to such Shelf Registration Statement, and attorneys and accountants designated by the Holders, at reasonable times and in a reasonable manner, all financial and other records, pertinent documents and properties of the Company, the Operating Partnership and their subsidiaries, and cause the respective officers, directors and employees of the Operating Partnership and the Guarantors to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with a Shelf Registration Statement;

(m)   in the case of a Shelf Registration, use their commercially reasonable efforts to cause all Registrable Notes to be listed on any securities exchange or any automated system on which similar securities issued by the Operating Partnership or the Guarantors are then listed if requested by the Majority Holders, to the extent such Registrable Notes satisfy applicable listing requirements;

(n)   use their commercially reasonable efforts to cause the Exchange Notes or Registrable Notes, as the case may be, to be rated by two nationally recognized statistical rating organizations (as such term is defined in Rule 436(g)(2) under the 1933 Act);

(o)   if reasonably requested by any Holder of Registrable Notes covered by a Registration Statement in order to accurately reflect information regarding such Holder or such Holder's plan of distribution as required by such Registration Statement, (i) promptly incorporate in a Prospectus supplement or post-effective amendment such required information with respect to such Holder as such Holder reasonably requests to be included therein and (ii) make all required filings of such Prospectus supplement or such post-effective amendment as soon as the Operating Partnership has received notification of the matters to be incorporated in such filing; and

(p)   in the case of a Shelf Registration, use their commercially reasonable efforts to enter into such customary agreements and take all such other actions in connection therewith (including those requested by the Holders of a majority of the Registrable Notes being sold) in order to expedite or facilitate the disposition of such Registrable Notes including, but not limited to, an Underwritten Offering and in such connection, (i) to the extent possible, make such representations and warranties to the Holders and any Underwriters of such Registrable Notes with respect to the business of the Company, the Operating Partnership and their subsidiaries, the Registration Statement, Prospectus and documents incorporated by reference or deemed incorporated by reference, if any, in each case, in form, substance and scope as are customarily made by issuers to underwriters in Underwritten Offerings (but in no event more onerous to the Company, the Operating Partnership and the Subsidiary Guarantors than those contained in the Purchase Agreement), and confirm the same if and when requested, (ii) obtain opinions of counsel to the Company, the Operating Partnership and the Subsidiary Guarantors (which counsel and opinions, in form, scope and substance, shall be reasonably satisfactory to the Holders and such Underwriters and their respective counsel) addressed to each selling Holder and Underwriter of Registrable Notes covering the matters customarily covered in opinions requested in Underwritten Offerings (but in no event more onerous to the Company, the Operating Partnership and the Subsidiary Guarantors than those opinions required in the Purchase Agreement), (iii) obtain "cold comfort" letters from the independent certified public accountants of the Company and the Operating Partnership (and, if necessary, any other certified public accountant of any subsidiary of the Company or the Operating Partnership, or of any business acquired by the Company or the Operating Partnership for which financial statements and financial data are or are required to be included in the Registration Statement) addressed to each selling Holder and Underwriter of Registrable Notes, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters in connection with Underwritten Offerings, and (iv) deliver such documents and certificates as may be reasonably requested by the Holders of a majority in principal amount of the Registrable Notes being sold or the Underwriters, and which are customarily delivered in Underwritten Offerings, to evidence the continued validity of the representations and warranties of the Company, the Operating Partnership and the Subsidiary Guarantors made pursuant to clause (i) above and to evidence compliance with any customary conditions contained in an underwriting agreement.

In the case of a Shelf Registration Statement, the Operating Partnership may require each Holder of Registrable Notes to furnish to the Operating Partnership such information regarding such Holder and the proposed distribution by such Holder of such Registrable Notes as the Operating Partnership may from time to time reasonably request in writing.

In the case of a Shelf Registration Statement, each Holder agrees that, upon receipt of any notice from the Operating Partnership of the happening of any event of the kind described in Section 3(e)(v) or (vi) hereof, such Holder will forthwith discontinue disposition of Registrable Notes pursuant to a Registration Statement until such Holder's receipt of the copies of the supplemented or amended Prospectus contemplated by Section 3(i) hereof, and, if so directed by the Operating Partnership, such Holder will deliver to the Operating Partnership (at its expense) all copies in its possession, other than permanent file copies then in such Holder's possession, of the Prospectus covering such Registrable Notes current at the time of receipt of such notice. The Operating Partnership may suspend the availability of any Shelf Registration Statement for not more than two times during any 365 day period and any such suspensions may not exceed 30 days for each suspension. If the Operating Partnership shall give any such notice to suspend the disposition of Registrable Notes pursuant to a Registration Statement, the Operating Partnership and the Guarantors shall extend the period during which the Registration Statement shall be maintained effective pursuant to this Agreement by the number of days during the period from and including the date of the giving of such notice to and including the date when the Operating Partnership and the Guarantors shall have made available to the Holders copies of the supplemented or amended Prospectus necessary to resume such dispositions.

The Holders of Registrable Notes covered by a Shelf Registration Statement who desire to do so may sell such Registrable Notes in an Underwritten Offering; *provided* that the Company, the Operating Partnership and the Subsidiary Guarantors shall be required to use their commercially reasonable efforts to make an Underwritten Offering only upon the request of Holders of at least 25% of the Registrable Notes outstanding at the time such request is delivered to the Operating Partnership. In the case of any Underwritten Offering, the Operating Partnership shall (x) provide written notice to the Holders of all Registrable Notes of such Underwritten Offering at least 30 days prior to the filing of a prospectus for such Underwritten Offering, (y) specify a date, which shall be no earlier than 10 days following the date of such notice, by which each such Holder must inform the Operating Partnership of its intent to participate in such Underwritten Offering and (z) include reasonable procedures that are customary to underwritten offerings of the type contemplated herein that such Holder must follow in order to participate in such Underwritten Offering. In any such Underwritten Offering, the investment banker or investment bankers and manager or managers (each, an "**Underwriter**" and, collectively, the "**Underwriters**") that will administer the offering will be selected by the Majority Holders of the Registrable Notes included in such offering and shall be approved by the Operating Partnership, which approval shall not be unreasonably withheld.

4. <u>Participation of Broker-Dealers In Exchange Offer</u>. (b) The Staff of the SEC has taken the position that any broker-dealer that receives Exchange Notes for its own account in the Exchange Offer in exchange for Notes that were acquired by such broker-dealer as a result of market-making or other trading activities (a "**Participating Broker-Dealer**"), may be deemed to be an "underwriter" within the meaning of the 1933 Act and must deliver a prospectus meeting the requirements of the 1933 Act in connection with any resale of such Exchanges Notes.

The Operating Partnership and the Guarantors understand that it is the Staff's position that if the Prospectus contained in the Exchange Offer Registration Statement includes a plan of distribution containing a statement to the above effect and the means by which Participating Broker-Dealers may resell the Exchange Notes, without naming the Participating Broker-Dealers or specifying the amount of Exchange Notes owned by them, such Prospectus may be delivered by Participating Broker-Dealers to satisfy their prospectus delivery obligation under the 1933 Act in connection with resales of Exchange Notes for their own accounts, so long as the Prospectus otherwise meets the requirements of the 1933 Act.

(b)   In light of the above, notwithstanding the other provisions of this Agreement, the Operating Partnership and the Guarantors agree that the provisions of this Agreement as they relate to a Shelf Registration shall also apply to an Exchange Offer Registration to the extent, and with such reasonable modifications thereto as may be, reasonably requested by the Initial Purchasers or by one or more Participating Broker-Dealers, in each case as provided in clause (ii) below, in order to expedite or facilitate the disposition of any Exchange Notes by Participating Broker-Dealers consistent with the positions of the Staff recited in Section 4(a) above; *provided* that:

(i)   None of the Company, the Operating Partnership or any Subsidiary Guarantor shall be required to amend or supplement the Prospectus contained in the Exchange Offer Registration Statement, as would otherwise be contemplated by Section 3(i), for a period exceeding 180 days after the last Exchange Date (as such period may be extended pursuant to the penultimate paragraph of Section 3 of this Agreement) and Participating Broker-Dealers shall not be authorized by the Operating Partnership or the Guarantors to deliver and shall not deliver such Prospectus after such period in connection with the resales contemplated by this Section 4; and

(ii)   the application of the Shelf Registration procedures set forth in Section 3 of this Agreement to an Exchange Offer Registration, to the extent not required by the positions of the Staff of the SEC or the 1933 Act and the rules and regulations thereunder, will be in conformity with the reasonable request to the Operating Partnership by the Initial Purchasers or with the reasonable request in writing to the Operating Partnership by one or more broker-dealers who certify to the Initial Purchasers, the Operating Partnership and the Guarantors in writing that they anticipate that they will be Participating Broker-Dealers; and *provided further* that, in connection with such application of the Shelf Registration procedures set forth in Section 3 to an Exchange Offer Registration, the Operating Partnership and the Guarantors shall be obligated (x) to deal only with one entity representing the Participating Broker-Dealers, which shall be J.P. Morgan Securities Inc. unless it elects not to act as such representative, (y) to pay the fees and expenses of only one counsel representing the Participating Broker-Dealers, which shall be counsel to the Initial Purchasers unless such counsel elects not to so act and (z) to cause to be delivered only one, if any, "cold comfort" letter with respect to the Prospectus in the form existing on the last Exchange Date and with respect to each subsequent amendment or supplement, if any, effected during the period specified in clause (i) above.

(c)   The Initial Purchasers shall have no liability to the Company, the Operating Partnership or the Subsidiary Guarantors or any Holder with respect to any request that it may make pursuant to Section 4(b) above.

5.   Indemnification and Contribution. (c) The Company, the Operating Partnership and each Subsidiary Guarantor, jointly and severally, agree to indemnify and hold harmless each Initial Purchaser, each Holder and each person, if any, who controls any Initial Purchaser or any Holder within the meaning of either Section 15 of the 1933 Act or Section 20 of the 1934 Act, or is under common control with, or is controlled by, any Initial Purchaser or any Holder, from and against all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred by any Initial Purchaser, any Holder or any such controlling or affiliated person in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement (or any amendment thereto) pursuant to which Exchange Notes or Registrable Notes were registered under the 1933 Act, including all documents incorporated therein by reference, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or caused by any untrue statement or alleged untrue statement of a material fact contained in any Prospectus (as amended or supplemented if the Operating Partnership and the Guarantors shall have furnished any amendments or supplements thereto), or caused by any omission or alleged omission to state therein a material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Initial Purchaser or any Holder furnished to the Operating Partnership and the Guarantors in writing by such Initial Purchaser or such Holder expressly for use therein. In connection with any Underwritten Offering permitted by Section 3, the Company, the Operating Partnership and each Subsidiary Guarantor will also indemnify the Underwriters, if any, their officers and directors and each Person who controls such Persons (within the meaning of the Securities Act and the Exchange Act) to the same extent as provided above with respect to the indemnification of the Holders, if requested in connection with any Registration Statement.

(b)   Each Holder agrees, severally and not jointly, to indemnify and hold harmless the Company, the Operating Partnership, the Subsidiary Guarantors, the Initial Purchasers and the other selling Holders, and each of their respective directors, officers who sign the Registration Statement and each person, if any, who controls the Company, the Operating Partnership, the Subsidiary Guarantors, the Initial Purchasers and any other selling Holder within the meaning of either Section 15 of the 1933 Act or Section 20 of the 1934 Act to the same extent as the foregoing indemnity from the Company, the Operating Partnership and each Subsidiary Guarantor to the Initial Purchasers and the Holders, but only with reference to information relating to such Holder furnished to the Company and the Operating Partnership in writing by such Holder expressly for use in any Registration Statement (or any amendment thereto) or any Prospectus (or any amendment or supplement thereto).

(c)   In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to either paragraph (a) or paragraph (b) above, such person (the "**indemnified party**") shall promptly notify the person against whom such indemnity may be sought (the "**indemnifying party**") in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them or (iii) the indemnifying party does not, within a reasonable period of time after request of such indemnified party, retain counsel to represent such indemnified party. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (A) the reasonable fees and expenses of more than one separate firm (in addition to any local counsel) for the Initial Purchasers and all persons, if any, who control the Initial Purchasers within the meaning of either Section 15 of the 1933 Act or Section 20 of the 1934 Act, (B) the reasonable fees and expenses of more than one separate firm (in addition to any local counsel) for the Company, the Operating Partnership, the Subsidiary Guarantors, their respective directors and officers who sign the Registration Statement and each person, if any, who controls the Company, the Operating Partnership and the Subsidiary Guarantors within the meaning of either such Section and (C) the fees and expenses of more than one separate firm (in addition to any local counsel) for all Holders and all persons, if any, who control any Holders within the meaning of either such Section, and that all such fees and expenses shall be reimbursed as they are incurred. In such case involving the Initial Purchasers and persons who control the Initial Purchasers, such firm shall be designated in writing by J.P. Morgan Securities Inc. In such case involving the Holders and such persons who control Holders, such firm shall be designated in writing by the Majority Holders. In all other cases, such firm shall be designated by the Operating Partnership. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but, if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonable fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party for such fees and expenses of counsel in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which such indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement (A) includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and (B) does not include any statements as to an admission of fault, culpability or failure to act by or on behalf of any indemnified party.

(d)   If the indemnification provided for in paragraph (a) or paragraph (b) of this Section 5 is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative fault of the Company, the Operating Partnership, the Subsidiary Guarantors and the Holders shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, the Operating Partnership and the Subsidiary Guarantors or by the Holders and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Holders' respective obligations to contribute pursuant to this Section 5(d) are several in proportion to the respective number of Registrable Notes of such Holder that were registered pursuant to a Registration Statement.

(e)   The Company, the Operating Partnership, the Subsidiary Guarantors and each Holder agree that it would not be just or equitable if contribution pursuant to this Section 5 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above. The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 5, no Holder shall be required to indemnify or contribute any amount in excess of the amount by which the total price at which Registrable Notes were sold by such Holder exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 5 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

The indemnity and contribution provisions contained in this Section 5 shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Initial Purchaser, any Holder or any person controlling any Initial Purchaser or any Holder, or by or on behalf of the Company, the

Operating Partnership, the Subsidiary Guarantors, their respective officers or directors or any person controlling the Company, the Operating Partnership or the Subsidiary Guarantors, (iii) acceptance of any of the Exchange Notes and (iv) any sale of Registrable Notes pursuant to a Shelf Registration Statement.

6.   Miscellaneous.

(a)   Effectiveness. Notwithstanding anything to the contrary in this Agreement, the provisions of this Agreement shall not become operative until the Release Date. In the event that the Release Date does not occur prior to December 2, 2009, this Agreement shall be terminated and of no force or effect.

(b)   No Inconsistent Agreements. None of the Company, the Operating Partnership or the Subsidiary Guarantors has entered into, and on or after the date of this Agreement will enter into, any agreement which is inconsistent with the rights granted to the Holders of Registrable Notes in this Agreement or otherwise conflicts with the provisions hereof. The rights granted to the Holders hereunder do not in any way conflict with and are not inconsistent with the rights granted to the holders of the other issued and outstanding securities of the Company, the Operating Partnership and the Subsidiary Guarantors under any such agreements.

(c)   Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Operating Partnership has obtained the written consent of Holders of at least a majority in aggregate principal amount of the outstanding Registrable Notes affected by such amendment, modification, supplement, waiver or consent; provided, however, that no amendment, modification, supplement, waiver or consents to any departure from the provisions of Section 5 hereof shall be effective as against any Holder of Registrable Notes unless consented to in writing by such Holder.

(d)   Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, registered first-class mail, facsimile or any courier guaranteeing overnight delivery (i) if to a Holder, at the most current address given by such Holder to the Operating Partnership by means of a notice given in accordance with the provisions of this Section 6(d), which address initially is, with respect to the Initial Purchasers, the address set forth in the Purchase Agreement; and (ii) if to the Company, the Operating Partnership or the Subsidiary Guarantors initially at the Operating Partnership's address set forth in the Purchase Agreement and thereafter at such other address, notice of which is given in accordance with the provisions of this Section 6(d).

All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if mailed; when receipt is confirmed, if faxed; and on the next business day if timely delivered to an air courier guaranteeing overnight delivery.

Copies of all such notices, demands, or other communications shall be concurrently delivered by the person giving the same to the Trustee, at the address specified in the Indenture.

(e)   Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors, assigns and transferees of each of the parties, including, without limitation and without the need for an express assignment, subsequent Holders; *provided* that nothing herein shall be deemed to permit any assignment, transfer or other disposition of Registrable Notes in violation of the terms of the Purchase Agreement. If any transferee of any Holder shall acquire Registrable Notes, in any manner, whether by operation of law or otherwise, such Registrable Notes shall be held subject to all of the terms of this Agreement, and by taking and holding such Registrable Notes such person shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement and such person shall be entitled to receive the benefits hereof. The Initial Purchasers (in their capacity as Initial Purchasers) shall have no liability or obligation to the Company, the Operating Partnership or the Subsidiary Guarantors with respect to any failure by a Holder to comply with, or any breach by any Holder of, any of the obligations of such Holder under this Agreement.

(f)   Purchases and Sales of Notes. The Company shall not, and shall use its commercially reasonable efforts to cause its affiliates (as defined in Rule 405 under the 1933 Act) not to, purchase and then resell or otherwise transfer any Notes other than Notes acquired and cancelled.

(g)   Third Party Beneficiary. The Holders shall be third party beneficiaries to the agreements made hereunder between the Company, the Operating Partnership and the Subsidiary Guarantors, on the one hand, and the Initial Purchasers, on the other hand, and shall have the right to enforce such agreements directly to the extent it deems such enforcement necessary or advisable to protect its rights or the rights of Holders hereunder.

(h)   Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

(i)   Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(j)   Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK.

(k)   Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

FELCOR LODGING TRUST INCORPORATED

By: /s/ Jonathan H. Yellen
    Name: Jonathan H. Yellen
    Title: Executive Vice President,
          General Counsel and Secretary

FELCOR LODGING LIMITED PARTNERSHIP

By: FelCor Lodging Trust Incorporated, its
     general partner

By: /s/ Jonathan H. Yellen
    Name: Jonathan H. Yellen
    Title: Executive Vice President,
          General Counsel and Secretary

FELCOR/CSS HOLDINGS, L.P.
By: FELCOR/CSS HOTELS, L.L.C., General
    Partner
FELCOR/ST. PAUL HOLDINGS, L.P.
By: FELCOR/CSS HOTELS, L.L.C., General
    Partner
FELCOR CANADA CO.
FELCOR HOTEL ASSET COMPANY, L.L.C.
FELCOR LODGING HOLDING COMPANY,
L.L.C.
FELCOR TRS BORROWER 1, L.P.
By: FELCOR TRS BORROWER GP 1, L.L.C.,
    General Partner
FELCOR TRS BORROWER 4, L.L.C.
FELCOR TRS HOLDINGS, L.L.C.

By: /s/ Jonathan H. Yellen
      Name: Jonathan H. Yellen
      Title: Executive Vice President,
              General Counsel and Secretary

The foregoing Registration Rights Agreement
is hereby confirmed and accepted as of the
date hereof by:

J.P. MORGAN SECURITIES INC.
BANC OF AMERICA SECURITIES LLC
DEUTSCHE BANK SECURITIES INC.
CITIGROUP GLOBAL MARKETS INC.
GOLDMAN, SACHS & CO.
SCOTIA CAPITAL (USA) INC.
UBS SECURITIES LLC

By: J.P. MORGAN SECURITIES INC.,
as representative of the Initial Purchasers

By: J.P. MORGAN SECURITIES, INC.,
        as representative of the Initial Purchasers

        /s/ Mark H. Radin
By: Name: Mark H. Radin
        Title: Exec. Dir.

Schedule A

J.P. Morgan Securities Inc.
Banc of America Securities LLC
Deutsche Bank Securities Inc.
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Scotia Capital (USA) Inc.
UBS Securities LLC

Exhibit 10.1

PLEDGE AGREEMENT

This **PLEDGE AGREEMENT** (this "Agreement"), dated as of October 13, 2009, among FELCOR HOLDINGS TRUST, a Massachusetts business trust (the "LP Assignor"), FELCOR LODGING LIMITED PARTNERSHIP, a Delaware limited partnership (the "Partnership"), FELCOR CANADA HOLDING, L.P., a Delaware limited partnership, FELCOR/CSS HOTELS, L.L.C., a Delaware limited liability company, FELCOR TRS HOLDINGS, L.L.C., a Delaware limited liability company, FELCOR TRS BORROWER GP 1, L.L.C., a Delaware limited liability company, FELCOR HOTEL ASSET COMPANY, L.L.C., a Delaware limited liability company (the "Subsidiary Assignors" and together with the LP Assignor and the Partnership each an "Assignor" and collectively, the "Assignors"), and FELCOR LODGING TRUST INCORPORATED, a Maryland corporation ("FelCor" and together with the Partnership, the "Companies"), in favor of U.S. BANK NATIONAL ASSOCIATION, in its capacity as Collateral Agent for the Secured Parties (as defined below) (the "Assignee").

WHEREAS, the LP Assignor is the legal and beneficial owner of certain units of limited partner interests of the Partnership, as more particularly described on Exhibit A attached hereto (the "Issuer LP Units");

WHEREAS, the Partnership and the Assignors are the legal and beneficial owners of the ownership interests of those certain Subsidiaries (each a "Subsidiary" and collectively, the "Subsidiaries") more particularly described on Exhibit B attached hereto (the "Subsidiary Ownership Interests");

WHEREAS, the Companies and certain other parties have entered into the Indenture dated as of October 31, 2006 with respect to the Senior Secured Floating Rate Notes due 2011 (the "Floating Rate Notes") (such agreement, as modified to date and as further amended, modified, or amended and restated, the "Floating Rate Indenture");

WHEREAS, FelCor Escrow Holdings, L.L.C. ("Escrow Subsidiary") and U.S. Bank National Association as trustee and collateral agent (the "Trustee") have entered into that certain Indenture (as defined below) dated as of October 1, 2009 with respect to Escrow Subsidiary's 10% Senior Secured Notes due 2014 (together with any additional Notes issued pursuant to the Indenture from time to time and the Exchange Notes (as such term is defined in the Indenture), collectively, the "Notes");

WHEREAS, the Partnership, FelCor, the LP Assignor, the subsidiary guarantors and the Trustee have executed a second supplemental indenture to the Indenture dated as of October 13, 2009 (the "Second Supplemental Indenture"), by which the Partnership has assumed the rights and obligations of Escrow Subsidiary under the Indenture (the Indenture, as modified by a first supplemental indenture dated as of October 12, 2009, the Second Supplemental Indenture, and as further amended, supplemented or otherwise modified, the "Indenture");

WHEREAS, it is a requirement under the Indenture that the Assignors execute and deliver to the Assignee a pledge agreement in substantially the form hereof so that the Notes and related guarantees issued under the Indenture shall be secured by the Collateral (as defined below) that is granted to secure the Secured Obligations (as defined below) under the Indenture; and

WHEREAS, the Assignors and the Companies are part of a group of related companies, and the Assignors have received and/or expect to receive substantial direct and indirect benefits from the loans and extensions of credit to the Companies pursuant to the Indenture (which benefits are hereby acknowledged);

NOW, THEREFORE, in consideration of the premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. DEFINITIONS.

All terms not specifically defined herein, which terms are defined in the Uniform Commercial Code as in effect in the State of New York, shall have the meanings assigned to them therein. The following terms shall have the following meanings herein:

Assigned Interests. See § 2.1 hereof.

Assignee. See preamble.

Assignors. See preamble.

Assignor Organizational Documents. The charter, bylaws, partnership agreements or other constitutive documents of each of the Assignors.

Business Day. Any day on which banks are open for business in New York, New York.

Cash Collateral. See § 4.2.

Cash Collateral Account. See § 4.2.

Collateral. The Assigned Interests, the Cash Collateral, the Cash Collateral Account, and all other property now or hereafter pledged or assigned to the Assignee by the Assignors hereunder, and all income therefrom, increases therein and proceeds thereof.

Collateral Documents. As defined in the Indenture.

Companies. See preamble.

Event of Default. As defined in the Indenture.

FelCor. See preamble.

Floating Rate Indenture. See preamble.

Indenture. See preamble.

Issuer LP Units. See preamble.

Issuer Partnership Agreement. The Second Amended and Restated Agreement of Limited Partnership dated as of December 31, 2001, as amended by Addendum No. 1 (and the annexes thereto), Addendum No. 2, Addendum No. 3, Addendum No. 4, First Amendment dated as of April 1, 2002, Second Amendment dated as of August 31, 2002, Third Amendment dated as of October 1, 2002, Fourth Amendment dated as of July 1, 2003, Fifth Amendment dated as of April 2, 2004, Sixth Amendment dated as of August 23, 2004, Seventh Amendment dated as of April 7, 2005, and Eighth Amendment dated as of August 30, 2005, as the same may be further amended or amended and restated from time to time.

LP Assigned Interests. See § 2.1.

LP Assignor. See preamble.

Noteholders. As defined in the Indenture.

Organizational Documents. The Issuer Partnership Agreement and the Subsidiary Organizational Documents.

Ownership Interests. The Issuer LP Units and the Subsidiary Ownership Interests.

Partnership. See preamble.

Secured Obligations. (i) all obligations, liabilities and indebtedness (including, without limitation, principal, premium, interest (including, without limitation, all interest that accrues after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency, reorganization or similar proceeding of any Company or any Assignor at the rate provided for in the respective documentation, whether or not such claim for post-petition interest is allowed in any such proceeding)) owing to the Collateral Agent, the Trustee and the Noteholders, pursuant to the Notes, under the Indenture, the Notes and the Collateral Documents and the due performance and compliance by the Companies and the Assignors with all of the terms, conditions and agreements contained in the Notes, the Indenture and the Collateral Documents; (ii) any and all sums advanced by the Collateral Agent in accordance with the Indenture or any of the Collateral Documents in order to preserve the Collateral or preserve its security interest in the Collateral; and (iii) in the event of any proceedings for the collection or enforcement of any indebtedness, obligations, or liabilities of the Companies and the Assignors referred to in clause (i) above, the reasonable expenses of retaking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on the Collateral, or of any exercise by the Collateral Agent of its rights hereunder, together with reasonable attorneys' fees and court costs.

Secured Parties. The Collateral Agent, the Trustee and the Noteholders.

Subsidiary. See preamble.

Subsidiary Assigned Interests. See § 2.1.

Subsidiary Assignor. See preamble.

Subsidiary Organizational Documents. The charter, bylaws, partnership agreements or other constitutive documents of the Partnership and each Subsidiary listed on Exhibit B whose ownership interests are being pledged under this Agreement.

Subsidiary Ownership Interests. See preamble.

Time Deposits. See § 4.2.

Trustee. U.S Bank National Association in its capacity as Trustee under the Indenture.

2. PLEDGE.

2.1.   Grant of Security Interest. (i) The LP Assignor hereby pledges, grants a security interest in, mortgages, and collaterally assigns and transfers to the Assignee, for the benefit of the Secured Parties, as security for the payment and performance in full when due of all of the Secured Obligations, all the right, title and interest of the LP Assignor in and to the Issuer LP Units, directly or indirectly, wherever located and whether now owned or hereafter acquired or arising, including, without limitation, (a) all payments or distributions, whether in cash, property or otherwise, at any time owing or payable to the Assignor on account of its interest as a limited partner in the Partnership, (b) all of the LP Assignor's rights and interests as a limited partner under the Issuer Partnership Agreement, including all voting rights and all rights to grant or withhold consents or approvals in its capacity as a limited partner, (c) all rights as a limited partner of access and inspection to and use of all books and records, including computer software and computer software programs, of the Partnership, (d) all other rights, interests, property or claims to which the LP Assignor may be entitled in its capacity as a limited partner of the Partnership, and (e) all proceeds and products of any of the foregoing (all of the foregoing rights, title and interest described in the foregoing clauses (a) through (e) being herein referred to collectively as the "LP Assigned Interests").

(ii)   The Partnership and each Subsidiary Assignor hereby pledges, grants a security interest in, mortgages, and collaterally assigns and transfers to the Assignee, for the benefit of the Secured Parties, as security for the payment and performance in full when due of all of the Secured Obligations, all the right, title and interest of the Partnership and each Subsidiary Assignor in and to the Subsidiary Ownership Interests listed opposite its name on Exhibit B, wherever located and whether now owned or hereafter acquired or arising, including, without limitation, (a) all payments or distributions, whether in cash, property or otherwise, at any time owing or payable to the Partnership and each Subsidiary Assignor on account of its interest as an equityholder, general partner, limited partner or member of the Subsidiary Ownership Interests, (b) all of the Partnership's and each Subsidiary Assignor's rights and interests as an equityholder, general partner, limited partner or member of the Subsidiary Ownership Interests, including all voting rights and all rights to grant or withhold consents or approvals in its capacity as an equityholder, general partner, limited partner or member, (c) all rights as an equityholder, general partner, limited partner or member of access and inspection to and use of all books and records, including computer software and computer software programs, of the Subsidiaries, (d) all other rights, interests, property or claims to which the Partnership and each Subsidiary Assignor may be entitled in its capacity as an equityholder, general partner, limited partner or member of the Subsidiaries, and (e) all proceeds and products of any of the foregoing (all of the foregoing rights, title and interest described in the foregoing clauses (a) through (e) being herein referred to collectively as the "Subsidiary Assigned Interests" and together with the LP Assigned Interests, the "Assigned Interests").

2.2.   Pledge of Cash Collateral Account. The Assignors also hereby pledge and assign to the Assignee, for the benefit of the Secured Parties, and grant to the Assignee, for the benefit of the Secured Parties, a security interest in, the Cash Collateral Account and all of the Cash Collateral, subject to the terms of this Agreement.

2.3. **Waiver of Certain Organizational Document Provisions.** Each Assignor irrevocably waives any and all provisions of the Organizational Documents that (a) prohibit, restrict, condition or otherwise affect the grant hereunder of any lien, security interest or encumbrance on any of the Collateral or any enforcement action which may be taken in respect of any such lien, security interest or encumbrance, or (b) otherwise conflict with the terms of this Agreement.

2.4. **Authorization to File Financing Statements.** The Assignors hereby authorize the Assignee to file in the applicable Uniform Commercial Code filing offices financing statements naming the applicable Assignor as the debtor and indicating the Collateral as the collateral. Such financing statements may indicate some or all of the collateral on such financing statements, whether specifically or generally.

2.5. **Tender of Consents.** Each Assignor has tendered to the Assignee the consent of any other equityholder, general partner, limited partner or member of the Partnership or Subsidiary, as the case may be, deemed necessary or appropriate by the Assignee for the consummation of the transactions contemplated hereby.

2.6. **Delivery of Certificates.** The certificates for the Issuer LP Units and the Subsidiary Ownership Interests, if any, accompanied by appropriate instruments of assignment thereof duly executed in blank by the applicable Assignors, have been delivered to the Assignee.

2.7. **Additional Interests.** In case the Assignors shall acquire any additional Ownership Interests (or any other ownership interests exchangeable for or convertible into Ownership Interests), whether by purchase, dividend, split or otherwise, then (i) such Ownership Interests shall automatically be subject to the pledge, assignment and security interest granted to the Assignee, for the benefit of the Secured Parties, under this Agreement and the Assigned Interests shall include such additional Ownership Interests and (ii) the Assignors shall deliver to the Assignee forthwith any certificates therefor, accompanied by appropriate instruments of assignment duly executed by the applicable Assignors in blank, and the Assignee may update Exhibit A and/or B to reflect such additional Ownership Interests. In any event, on the last day of each fiscal quarter, (a) the Partnership and the Subsidiary Assignors shall update Exhibit B to reflect the Ownership Interests then owned by the Partnership and the Subsidiary Assignors, as applicable and (b) the LP Assignor shall update Exhibit A to reflect any material changes, if any, in the Ownership Interests then owned by the LP Assignor (and in any event the LP Assignor shall update Exhibit A to reflect any changes in such Ownership Interests no later than the last day of each fiscal year), and the applicable Assignors and the Assignee shall make deliveries of the certificates for the Ownership Interests pledged under this Agreement so that such certificates are reconciled with such updated Exhibit A and/or B.

2.8. **Intercreditor Agreement.** In the event that the Collateral Agent enters into any intercreditor agreement pursuant to the terms of the Indenture, the provisions of this Agreement will be subject to the provisions of such future intercreditor agreement.

2.9.   **Limitation of Security Interest**. (i) The Assigned Interests will constitute Collateral only to the extent that such Assigned Interests and other securities can secure the Notes without Rule 3-16 of Regulation S-X under the Securities Act of 1933 (or any other law, rule or regulation) requiring separate financial statements to be filed with the Securities and Exchange Commission (or any other governmental agency). In the event that Rule 3-16 of Regulation S-X under the Securities Act of 1933 requires or is amended, modified or interpreted by the Securities and Exchange Commission to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the Securities and Exchange Commission (or any other governmental agency) of separate financial statements due to the fact that such Assigned Interests and other securities secure the Notes, then the applicable Assigned Interests and other securities shall automatically be deemed not to be part of the Collateral (but only to the extent necessary to not be subject to any such financial statement requirement and only for so long as such financial statement requirement would otherwise have been applicable). In such event, this Agreement may be amended or modified, without the consent of any Noteholder, to the extent necessary to release the security interests in the applicable Assigned Interest and other securities that are so deemed to no longer constitute part of the Collateral. Notwithstanding the foregoing, neither FelCor Lodging Limited Partnership nor any subsidiary shall take any action in the form of a reorganization, merger or other restructuring a principal purpose of which is to provide for the release of the security interest on any Assigned Interest pursuant to this Section 2.9.

(ii)   In the event that Rule 3-16 of Regulation S-X under the Securities Act of 1933 permits or is amended, modified or interpreted by the Securities and Exchange Commission to permit (or its replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would permit) such applicable Assigned Interest and other securities, which were excluded from Collateral pursuant to clause (i) above, to secure the Notes in excess of the amount then pledged without the filing with the Securities and Exchange Commission (or any other governmental agency) of separate financial statements, then the applicable Assigned Interest and other securities, which were excluded from Collateral pursuant to clause (i) above, shall automatically be deemed to be a part of the Collateral (but only to the extent that would not render them subject to any such financial statement requirement). In such event, this Agreement may be amended or modified, without the consent of any Noteholder, to the extent necessary to subject to the security interests under the Collateral Documents such additional Assigned Interest and other securities.

3.   REPRESENTATIONS, WARRANTIES AND COVENANTS OF ASSIGNORS.

3.1.   **Representations and Warranties.** Each Assignor hereby represents and warrants to the Assignee as follows:

(a)   (i) The Partnership is duly organized, validly existing, and in good standing under the laws of the State of Delaware and all other jurisdictions where the Partnership does business; the Issuer Partnership Agreement is in full force and effect; the LP Assignor is a duly constituted partner of the Partnership pursuant to the Issuer Partnership Agreement; the persons and entities listed as partners in the Issuer Partnership Agreement and its related certificates and schedules are the only partners of the Partnership; and the LP Assigned Interests are validly issued, non-assessable and fully paid partnership interests in the Partnership.

(ii)   Each Subsidiary is duly organized, validly existing, and in good standing under the laws of the state of its jurisdiction and all other jurisdictions where such Subsidiary does business; each Subsidiary Organizational Document is in full force and effect; and the Subsidiary Assigned Interests are validly issued and non-assessable.

(b)   Each Assignor has full right, power and authority to enter into this Agreement (including the provisions enabling the Assignee or its nominee, upon the occurrence of an Event of Default, to exercise the voting or other rights provided for herein), under the Assignor Organizational Documents and under applicable law, without the consent, approval or authorization of, or notice to, any other person, including any regulatory authority or any person having any interest in the Ownership Interests, as the case may be, other than any consents to this Agreement required to be given by any other equityholder, general partner, limited partner or member under the Assignor Organizational Documents, which consents, if any, have been duly received.

(c)   The execution, delivery, and performance of this Agreement and the transactions contemplated hereby (i) have been duly authorized by all necessary corporate, partnership, trust or limited liability company, as the case may be, proceedings on behalf of each of the Assignors, (ii) do not conflict with or result in any breach or contravention of any applicable law, regulation, judicial order or decree to which any such Assignor is subject, (iii) do not conflict with or violate any provision of the Assignor Organizational Documents, and (iv) do not violate, conflict with, constitute a default or event of default under, or result in any rights to accelerate or modify any obligations under any agreement, instrument, lease, mortgage or indenture to which such Assignor is party or subject, or to which any of its assets are subject.

(d)   This Agreement has been duly executed and delivered by each of the Assignors and is the legal, valid, and binding obligation of the Assignors enforceable against them in accordance with the terms hereof except as enforceability is limited by bankruptcy, insolvency, reorganization, moratorium, or other laws relating to or affecting generally the enforcement of creditors' rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any case or proceeding therefor may be brought.

(e)   (i)   The LP Assignor is the sole, direct, legal and beneficial owner of all LP Assigned Interests, which LP Assigned Interests constitute at least 95% of the common limited partnership interest in the Partnership, and has good and marketable title thereto, free and clear of any lien, security interest, mortgage or other encumbrance, other than the liens and security interest granted to the Assignee hereunder; and the liens and security interests hereunder constitute valid and perfected first priority liens and security interests.

(ii)   Each Subsidiary Assignor is the sole, direct, legal and beneficial owner of all Subsidiary Assigned Interests listed opposite its name on Exhibit B, and has good and marketable title thereto, free and clear of any lien, security interest, mortgage or other encumbrance, other than the liens and security interest granted to the Assignee hereunder; and the liens and security interests hereunder constitute valid and perfected first priority liens and security interests.

(f)   Each Assignor's type and jurisdiction of organization and such Assignor's tax identification number and organizational identification number, if such Assignor has one, is set forth below the applicable Assignor's signature to this Agreement. The Assignors' principal place of business, chief executive office, and the place where each Assignor records concerning the Collateral are kept is located at 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas 75002.

(g)   (i) The LP Assignor has no obligation to make any contribution, capital call or other payment to the Partnership with respect to the LP Assigned Interests.

(ii)   No Subsidiary Assignor has any obligation to make any contribution, capital call or other payment to any of the Subsidiaries with respect to the Subsidiary Assigned Interests.

(h)   The copy of each Organizational Document delivered or made available to the Assignee is a true, correct and complete copy thereof, and no Organizational Document has been amended or modified in any respect, except for such amendments or modifications as are attached to the copy thereof delivered or made available to the Assignee.

(i)   The partnership interest of the LP Assignor in the Partnership is not, and any partnership interest or limited liability company interest of any Subsidiary Assignor in any Subsidiary that is a partnership or a limited liability company are not, a security governed by Article 8 of the Uniform Commercial Code of the jurisdiction in which the Partnership or such Subsidiary, as applicable, is organized.

3.2.   Covenants. Each Assignor covenants to the Assignee as follows:

(a)   (i) The LP Assignor will not permit or agree to any amendment or modification of the Partnership Agreement (except for ministerial or other non-substantive amendments or modifications) as in effect on the date hereof (or other governing document with respect to the Assigned Interests), or waive any rights or benefits under the Partnership Agreement (or such other governing document), without the prior written consent of the Assignee.

(ii)   No Subsidiary Assignor will permit or agree to any amendment or modification of the Subsidiary Organization Documents (except for ministerial or other non-substantive amendments or modifications) as in effect on the date hereof (or other governing document with respect to the Subsidiary Assigned Interests), or waive any rights or benefits under any of the Subsidiary Organization Documents (or such other governing documents), without the prior written consent of the Assignee, which consent may not be unreasonably withheld.

(b)   Except to the extent not permitted under the Indenture, the Collateral Documents or otherwise, without the prior written consent of the Assignee, no Assignor will sell, dispose of or assign, beneficially or of record, or grant, create, permit or suffer any lien or encumbrance on, any of the Assigned Interests, or, with respect to the LP Assignor or any Subsidiary Assignor that is a partner in a Subsidiary that is a partnership, withdraw as a limited partner of the Partnership or such Subsidiary, as applicable.

(c)   Except to the extent not permitted under the Indenture, the Collateral Documents or otherwise, without the prior written consent of the Assignee, no Assignor shall cast any vote or give or grant any consent, waiver or ratification or take any other action which could reasonably be expected to (i) directly or indirectly authorize or permit the dissolution, liquidation or sale of the Partnership or any Subsidiary, whether by operation of law or otherwise, (ii) have the result of materially and adversely affecting any of the Assignee's rights under this Agreement, (iii) violate the terms of this Agreement or the Indenture, (iv) have the effect of impairing the validity, perfection or priority of the security interest of the Assignee in any manner whatsoever, or (v) cause an Event of Default.

(d)   Each Assignor will comply in all material respects with all laws, regulations, judicial orders or decrees applicable to the Collateral or any portion thereof, and perform and observe its duties under the Organizational Documents applicable to it, with respect to the Assigned Interests.

(e)   Each Assignor will (i) keep and maintain at its own cost and expense at its principal place of business satisfactory and complete records of the Collateral including a record of all payments received and all other dealings of a material nature with the Collateral, and (ii) mark its books and records pertaining to the Collateral and its books and records kept in its jurisdiction of organization to evidence this Agreement and the liens and security interests granted hereby.

(f)   Each Assignor will pay promptly when due any taxes, assessments, and governmental charges or levies imposed upon the Collateral or in respect of its income or profits therefrom, as well as all claims of any kind except that no such charge need be paid if (i) the validity thereof is being diligently contested in good faith by appropriate proceedings; (ii) such proceedings do not involve any danger of the sale, forfeiture, or loss of any of the Collateral or any interest therein; and (iii) such charge is adequately reserved against.

(g)   The Assignors will advise the Assignee promptly, in reasonable detail, of (i) any lien, charge, claim or other encumbrance made or asserted in writing against any of the Collateral; (ii) any material change in the composition of the Collateral; (iii) the occurrence of any other event or condition which to its knowledge would have a material effect on the validity, perfection or priority of the liens and security interests granted hereunder; and (iv) any bankruptcy or litigation case or proceeding relating to any of the Collateral.

(h)   No Assignor will (i) change its type or jurisdiction of organization or, if it has one, its organizational identification number, (ii) change its principal place of business or chief executive office or the location of the records concerning the Collateral without giving prior written notice to the Assignee and taking such actions as may be necessary or appropriate in the reasonable opinion of the Assignee duly to perfect and continue the perfection of the Assignee's first priority lien and security interest in the Collateral pursuant to the laws of any jurisdiction into which such place of business, chief executive office, or records is or are transferred, and (iii) change its name in any matter that might make any financing statement filed hereunder misleading or invalid unless such Assignor shall have notified the Assignee thereof and taken all such actions as may be necessary or appropriate in the reasonable opinion of the Assignee to make any financing statement filed in favor of the Assignee not misleading or invalid.

(i)   (i) The LP Assignor shall do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and that of the Partnership, the power and authority of each of the LP Assignor and the Partnership to own its property and carry on its business, the qualification of each of the LP Assignor and the Partnership to do business in its jurisdiction of organization, and the qualification of each of the LP Assignor and the Partnership to do business in each other jurisdiction where such qualification is necessary except where the failure so to qualify would not have a material adverse effect on the rights and interests of the Assignee hereunder.

(ii)   Each Subsidiary Assignor shall do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence, the power and authority of such Subsidiary Assignor to own its property and carry on its business, the qualification of such Subsidiary Assignor to do business in its jurisdiction of organization, and the qualification of such Subsidiary Assignor to do business in each other jurisdiction where such qualification is necessary except where the failure so to qualify would not have a material adverse effect on the rights and interests of the Assignee hereunder or except as is not prohibited by the Indenture.

(j)   Without the prior written consent of the Assignee, no Assignor will cause or permit the (i) limited partner interest of the LP Assignor in the Partnership or (ii) the partnership interest or limited liability company interest of any Subsidiary Assignor in any Subsidiary that is a partnership or limited liability company to constitute a security governed by Article 8 of the Uniform Commercial Code of the jurisdiction in which the Partnership or such Subsidiary, as applicable, is organized. If any such partnership interest or such limited liability company interest at any time constitutes a security governed by Article 8 of the Uniform Commercial Code of the jurisdiction in which the Partnership or such Subsidiary, as applicable, is organized, the applicable Assignor will, if it has not already done so, forthwith obtain an agreement from the Partnership or any such Subsidiary, in form and substance satisfactory to the Assignee, that the Partnership or any such Subsidiary will comply with instructions of the Assignee as to the Assigned Interests without further consent of any such Assignor.

4.   RIGHTS OF ASSIGNEE.

4.1.   Assignee Appointed Attorney-in-Fact. The Assignors hereby irrevocably constitute and appoint the Assignee, its successors and assigns, its true and lawful attorney-in fact, with full power and authority and with full power of substitution, at the expense of the Assignors, either in the Assignee's own name or in the name of the Assignors, at any time and from time to time, in each case as the Assignee in its sole discretion may determine (i) to take any and all appropriate action and to execute any and all documents and instruments that may be necessary or desirable to accomplish the purposes of this Agreement and (ii) upon the occurrence and during the continuance of an Event of Default:

(a)   to take any action and execute any instruments that such attorney-in-fact may deem necessary or advisable to accomplish the purposes hereof;

(b)   to ask, demand, collect, receive, receipt for, sue for, compound, and give acquittance for any and all sums or properties that may be or become due, payable, or distributable in respect of the Collateral or that constitute a part thereof, with full power to settle, adjust, or compromise any claim thereunder or therefor as fully as the Assignors could do;

(c)   to endorse or sign the name of the Assignors on all instruments given in payment or in part payment thereof and all documents of satisfaction, discharge, or receipt required or requested in connection therewith; and

(d)   to file or take any action or institute any case or proceeding that the Assignee may deem necessary or appropriate to collect or otherwise realize upon any or all of the Collateral, or effect a transfer thereof, or that may be necessary or appropriate to protect and preserve the right, title, and interest of the Assignee in and to the Collateral and the security intended to be afforded hereby.

4.2. **Cash Collateral Account.** Unless applied by the Assignee to Secured Obligations then due and payable, all sums of money that are paid to the Assignee pursuant to this Agreement with respect to the Collateral shall be deposited into an interest bearing account with the Assignee or another financial institution selected by the Assignee in its sole discretion (the "Cash Collateral Account"). Some or all of the funds from time to time in the Cash Collateral Account may be invested in time deposits, including certificates of deposit issued by the Assignee or another financial institution selected by the Assignee in its sole discretion (such certificates of deposit or other time deposits being hereinafter referred to, collectively, as "Time Deposits") that are satisfactory to the Assignee, provided, in any such case, arrangements satisfactory to the Assignee are made to perfect, and to ensure the first priority of, its lien and security interest in such Time Deposits. Interest earned on the Cash Collateral Account and on the Time Deposits, and the principal of the Time Deposits at maturity that is not invested in new Time Deposits, shall be deposited in the Cash Collateral Account. The Cash Collateral Account, all sums from time to time standing to the credit of the Cash Collateral Account, any and all Time Deposits, any and all instruments or other writings evidencing Time Deposits, and any and all proceeds of any thereof are hereinafter referred to as the "Cash Collateral." If the Cash Collateral Account is not maintained with the Assignee, the Assignors shall, at the Assignee's request and option, pursuant to an agreement in form and substance satisfactory to the Assignee, either (a) cause the depositary bank with which the Cash Collateral Account is maintained to agree to comply at any time with instructions from the Assignee to such depositary bank directing the funds comprising the Cash Collateral, without further consent of the Assignee, or (b) arrange for the Assignee to become the customer of such depositary bank with respect to the Cash Collateral Account.

4.3. **Distributions, Conversion, Voting, etc.** So long as no Event of Default shall have occurred and be continuing, the Assignors shall be entitled to:

(a) receive all cash and other distributions paid in respect of the Assigned Interests, not authorized or made in violation of the Indenture;

(b) exercise any voting rights relating to the Assigned Interests; and

(c) give consents, waivers, approvals, and ratifications in respect of the Assigned Interests.

All such rights of the Assignors to receive cash and other distributions shall cease if an Event of Default shall have occurred and be continuing, except to the extent permitted under the Indenture, and in each such case the Assignors shall (i) at the request of the Assignee, issue appropriate instructions that any such distributions be paid directly to the Assignee or to such account as the Assignee may designate, and (ii) hold in trust for the Assignee and immediately pay over to the Assignee any such distributions received by the Assignors, except in each case to the extent permitted under the Indenture. All such rights of the Assignors referred to in clauses (b) and (c) shall, at the Assignee's sole option, as evidenced by the Assignee's notifying the Assignors in writing of its exercise of such option, cease in case an Event of Default shall have occurred and be continuing.

4.4.   No Assignment of Duties. This Agreement constitutes an assignment of the Assigned Interests and the other Collateral only and not an assignment of any duties or obligations of the Assignors with respect thereto, and by its acceptance hereof and whether or not the Assignee shall have exercised any of its rights or remedies hereunder, the Assignee does not undertake to perform or discharge, and shall not be responsible or liable for the performance or discharge of, any such duties or responsibilities, including, without limitation, for capital calls. The Assignors agree that, notwithstanding the exercise by the Assignee of any of its rights hereunder, the Assignors shall remain liable for the full and prompt performance of all of the Assignors' obligations and liabilities under the Organizational Documents. Under no circumstances shall the Assignee or any holder of any of the Secured Obligations as such be deemed to be a partner of the Partnership or any Subsidiary that is a partnership by virtue of the provisions of this Agreement unless expressly agreed to in writing by the Assignee. Without limiting the generality of the foregoing, the Assignee shall have no partnership fiduciary duty to the LP Assignor or any Subsidiary Assignor that is a partner in such Subsidiary, whether by virtue of the security interests and liens hereunder, or any enforcement action in respect of such security interests and liens, unless and until the Assignee is admitted to the Partnership or any such Subsidiary a substitute partner after exercising enforcement rights under § 9-610 or § 9-620 of the Uniform Commercial Code in effect in the State of New York, or otherwise.

5.   [INTERNATIONALLY OMITTED]

6. REMEDIES.

6.1.   Remedies. During the continuance of an Event of Default, the Assignee shall have, in addition to the rights, powers and authorizations to collect the sums assigned hereunder, all rights and remedies of a secured party under the Uniform Commercial Code and under other applicable law with respect to the Assigned Interests and any other Collateral hereunder, including, without limitation, the following rights and remedies:

(a)   if the Assignee so elects and gives written notice of such election to the Assignors, the Assignee may, in its sole discretion, (i) exercise any voting rights relating to the Assigned Interests (whether or not the same shall have been transferred into its name or the name of its nominee or nominees) for any lawful purpose, including for the amendment or modification of (x) the Issuer Partnership Agreement or other governing documents or the liquidation of the assets of the Partnership and (y) the Subsidiary Organizational Documents, (ii) give all consents, waivers, approvals, and ratification in respect of such Assigned Interests, and (iii) otherwise act with respect thereto as though it were the outright owner thereof (the Assignors hereby irrevocably constituting and appointing the Assignee the proxy and attorney-in-fact of the Assignors, with full power and authority of substitution, to do so);

(b)   the Assignee may, in its sole discretion, demand, sue for, collect, compromise, or settle any rights or claims in respect of any Collateral, as attorney-in-fact pursuant to § 4.1 or otherwise;

(c)   (i) the Assignee may, in its sole discretion, sell, resell, assign, deliver, or otherwise dispose of any or all of the Collateral, for cash or credit or both and upon such terms, in such manner, at such place or places, at such time or times, and to such persons or entities as the Assignee thinks expedient, all without demand for performance by the Assignors or any notice or advertisement whatsoever except as expressly provided herein or as may otherwise be required by applicable law; and (ii) at the time of any such sale or other disposition, the Assignee or its nominee or any purchaser of the Collateral at a foreclosure sale may, in its sole discretion, cause the Partnership or any Subsidiary that is a partnership to make an election under § 754 of the Internal Revenue Code as to the basis of any LP Assigned Interest or Subsidiary Assigned Interest that is an interest in a partnership being sold or otherwise disposed of;

(d)   the Assignee may, in its sole discretion, cause all or any part of the Assigned Interests held by it to be transferred into its name or the name of its nominee or nominees; and

(e)   the Assignee may, in its sole discretion, set off against the Secured Obligations or place an administrative hold or freeze on any and all sums deposited with it or held by it, including any sums standing to the credit of the Cash Collateral Account and any Time Deposits issued by the Assignee, with any withdrawal penalty relating to Time Deposits being an expense of collection.

6.2.   Remedies Not Exclusive. No single or partial exercise by the Assignee of any right, power or remedy hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Each right, power and remedy herein specifically granted to the Assignee or otherwise available to it shall be cumulative, and shall be in addition to every other right, power, and remedy herein specifically given or now or hereafter existing at law, in equity, or otherwise. Each such right, power and remedy, whether specifically granted herein or otherwise existing, may be exercised at any time and from time to time and as often and in such order as may be deemed expedient by the Assignee in its sole discretion.

6.3.   Public Sale. In the event of any sale or other disposition of the Collateral as provided in § 6.1(c), the Assignee shall give to the Assignors at least five (5) Business Days' prior written notice of the time and place of any public sale or other disposition of the Collateral or of the time after which any private sale or any other disposition is to be made. Each Assignor hereby acknowledges that five (5) Business Days' prior authenticated notice of such sale or other disposition or sales or other dispositions shall be reasonable notice. The Assignee may enforce its rights hereunder without any other notice and without compliance with any other condition precedent now or hereafter imposed by law, regulation, judicial order or decree or otherwise (all of which are hereby expressly waived by each of the Assignors, to the fullest extent permitted by law). The Assignee may buy any part or all of the Collateral at any public sale or other disposition and if any part or all of the Collateral is of a type customarily sold or otherwise disposed of in a recognized market or is of a type which is the subject of widely-distributed standard price quotations, the Assignee may buy at private sale or other disposition and may make payments thereof by any means. The Assignee may apply the cash proceeds actually received from any sale or other disposition to the reasonable expenses of retaking, holding, preparing for sale, selling, and the like, to reasonable attorneys' fees, travel, and all other expenses which may be incurred by the Assignee in attempting to collect the Secured Obligations or to enforce this Agreement or in the prosecution or defense of any case or proceeding related to this Agreement, and then to the Secured Obligations in accordance with the requirements of this Agreement.

6.4. Private Sale. Each Assignor recognizes that the Assignee may be unable to effect a public sale or other disposition of the Collateral by reason of the lack of a ready market for the Collateral, of the limited number of potential buyers of the Collateral or of certain prohibitions contained in the Securities Act of 1933, state securities laws, and other applicable laws, and that the Assignee may be compelled to resort to one or more private sales or other dispositions thereof to a restricted group of purchasers. Each Assignor agrees that any such private sales or other dispositions may be at prices and other terms less favorable to the seller than if sold at public sales or other dispositions and that such private sales or other dispositions shall not solely by reason thereof be deemed not to have been made in a commercially reasonable manner. The Assignee shall be under no obligation hereunder or otherwise (except as provided by applicable law) to delay a sale or other disposition of any of the Collateral for the period of time necessary to permit the registration of such securities for public sale or other public disposition under the Securities Act of 1933 and applicable state securities laws. Any such sale or other disposition of all or a portion of the Collateral may be for cash or on credit or for future delivery and may be conducted at a private sale or other disposition where the Assignee or any other person or entity may be the purchaser of all or part of the Assigned Interests so sold or otherwise disposed of. Each Assignor agrees that to the extent notice of sale or other disposition shall be required by law, at least five (5) Business Days' prior notice to the applicable Assignor of the time and place after which any private sale is to be made shall constitute reasonable notification. Subject to the foregoing, the Assignee agrees that any sale or other disposition of the Assigned Interests shall be made in a commercially reasonable manner. The Assignee shall incur no liability as a result of the sale or other disposition of any of the Collateral, or any part thereof, at any private sale which complies with the requirements of this § 6.4. Each Assignor hereby waives, to the extent permitted by applicable law, any claims against the Assignee arising by reason of the fact that the price at which any of the Collateral, or any part thereof, may have been sold or otherwise disposed of at such private sale was less than the price that might have been obtained at a public sale or other public disposition, even if the Assignee accepts the first offer deemed by the Assignee in good faith deemed to be commercially reasonable under the circumstances and does not offer any of the Collateral to more than one offeree.

6.5. Title. Nothing contained in this Agreement shall be construed to require the Assignee to take any action with respect to the Assigned Interests, whether by way of foreclosure or otherwise and except as required by the Partnership Agreement or other partnership agreement of any Subsidiary that is a partnership, in order to permit the Assignee to become a substitute limited partner of the Partnership under the Partnership Agreement or substitute partner of any Subsidiary that is a partnership under the partnership agreement governing such Subsidiary.

6.6. Priorities. If the Collateral Agent collects any money pursuant to this Article Six, it shall pay out the money in the following order:

> First: to the Trustee for all amounts due under Section 7.07 of the Indenture.

> Second: to the Collateral Agent and Trustee for all amounts due under this Article Six and the definition of Secured Obligations;

> Third: to Noteholders for amounts then due and unpaid for principal of, premium, if any, and interest on the Notes in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Notes for principal, premium, if any, and interest, respectively; and

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Fourth: to the Partnership or any other obligors of the Notes, as their interests may appear, or as a court of competent jurisdiction may direct.

7. ASSIGNMENT NOT AFFECTED BY OTHER ACTS.

Each Assignor acknowledges and agrees that the security interests and collateral assignments herein provided for shall remain in full force and effect and shall not be impaired by any acceptance by the Assignee of any other collateral security for or guaranty of any of the Secured Obligations, or by any failure or neglect or omission on the part of the Assignee to realize upon, collect or protect any Secured Obligations or any Collateral. The security interests and collateral assignments herein provided for shall not in any manner be affected or impaired by any renewal, extension, modification, amendment, waiver, or restatement of any of the Secured Obligations or of any collateral security therefor, or of any guaranty thereof, the Assignors hereby waiving any and all suretyship defenses to the extent otherwise applicable. In order to sell or otherwise dispose of or otherwise realize upon the security interests and assignments herein granted and provided for, and exercise the rights granted the Assignee hereunder and under applicable law, there shall be no obligation on the part of the Assignee at any time to first resort for payment to any guarantors of the Secured Obligations or any part thereof or to resort to any other collateral security, property, liens or other rights or remedies whatsoever, and the Assignee shall have the right to enforce the security interests and collateral assignments herein provided for irrespective of whether or not other proceedings are pending for realization upon or from any of the foregoing.

8. MISCELLANEOUS.

8.1.   Additional Instruments and Assurances. Each Assignor hereby agrees, at its own expense, to execute and deliver, from time to time, any and all father, or other, instruments, and to perform such acts, as the Assignee may reasonably request to effect the purposes of this Agreement and to secure to the Assignee the benefits of all rights and remedies conferred upon the Assignee by the terms of this Agreement.

8.2.   Release. If and only if all of the indebtedness and obligations of the Companies under the Indenture shall have been indefeasibly paid, performed and discharged in full in cash, or the security interest in the Collateral otherwise shall have been released by the Trustee in accordance with the Indenture, the lien and security interest created hereby shall be automatically released with respect to all Secured Parties and the Assignee shall, upon demand and at the sole expense of the Assignors, deliver, file or record the proper instrument or instruments to evidence such release, and such release shall be binding upon all of the Secured Parties notwithstanding that Secured Obligations may then be outstanding.

8.3.   Assignee's Exoneration. Under no circumstances shall the Assignee be deemed to assume any responsibility for or obligation or duty with respect to any part or all of the Collateral of any nature or kind or any matter or proceeding arising out of or relating thereto, other than (a) to exercise reasonable care in the physical custody of the Collateral and (b) if an Event of Default shall have occurred and be continuing, to act in a commercially reasonable manner in exercising its rights and remedies with respect to the Collateral. Subject to the foregoing, the Assignee shall not be required to take any action of any kind to collect, preserve or protect its or the Assignors' rights in the Collateral.

8.4.   No Waiver, etc. Any term of this Agreement may be amended or modified with, but only with, the written consent of the Assignors and the Assignee. Any term of this Agreement may be waived by a writing executed by the party to be charged with such waiver. No act, failure, or delay by the Assignee shall constitute a waiver of its rights and remedies hereunder or otherwise. No single or partial waiver by the Assignee of any default, right, or remedy that it may have shall operate as a waiver of any other default, right, or remedy or of the same default, right, or remedy on a future occasion.

8.5.   Waiver by Assignors. The Assignors hereby waive presentment, notice of dishonor, and protest of all instruments included in or evidencing any of the Secured Obligations or the Collateral, and any and all other notices and demands whatsoever (except as expressly provided herein or in the Collateral Agency Agreement or for notices required in connection with judicial proceedings).

8.6.   Notice, etc. All notices, requests, and other communications hereunder shall be made and effective in the manner and at the address set forth on the signature pages hereto or at such other address as may be set forth or in a notice from the notifying party to the other parties hereto.

8.7.   Overdue Amounts. Until paid, all amounts due and payable by the Assignors hereunder shall be a debt secured by the Collateral and shall bear, whether before or after judgment, interest at the rate of interest for overdue principal set forth in the New Indenture.

8.8.   Governing Law; Consent to Jurisdiction. This Agreement is intended to take effect as a sealed instrument and shall be governed by, and construed in accordance with, the laws of the State of New York. EACH ASSIGNOR AGREES THAT ANY PROCEEDING FOR THE ENFORCEMENT OF THIS AGREEMENT MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR ANY FEDERAL COURT SITTING THEREIN AND CONSENTS TO THE NON-EXCLUSIVE JURISDICTION OF SUCH COURT AND TO SERVICE OF PROCESS IN ANY SUCH PROCEEDING BEING MADE UPON EACH ASSIGNOR BY MAIL AT THE ADDRESS SPECIFIED IN § 8.6. EACH ASSIGNOR HEREBY WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH PROCEEDING OR ANY SUCH COURT OR THAT SUCH PROCEEDING IS BROUGHT IN AN INCONVENIENT COURT.

8.9.   Waiver of Jury Trial. EACH OF THE ASSIGNORS AND THE ASSIGNEE HEREBY WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY PROCEEDING ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY RIGHTS OR OBLIGATIONS HEREUNDER, OR THE PERFORMANCE OF ANY SUCH RIGHTS OR OBLIGATIONS.

8.10.   Limitation of Liability. Except as prohibited by applicable law, each of the Assignors and Assignee waives any right which it may have to claim or recover in any proceeding referred to in the preceding sentence any special, exemplary, or punitive damages or any damages other than, or in addition to, actual or consequential damages. Each Assignor (a) certifies that neither the Assignee nor any representative, agent, or attorney of the Assignee has represented, expressly or otherwise, that the Assignee would not, in the event of any proceeding, seek to enforce the foregoing waivers and (b) acknowledges that, in entering into this Agreement, the Assignee is relying upon, among other things, the waivers and certifications contained in this § 8.10.

8.11.   Severability and Enforceability. All provisions hereof are severable and the invalidity or unenforceability of any of such provisions shall in no manner affect or impair the validity and enforceability of the remaining provisions hereof.

8.12. **Successors and Assigns.** This Agreement shall be binding upon the Assignors and upon the legal representatives, successors and assigns of the Assignors and shall inure to the benefit of the Assignee and its successors and assigns.

8.13. **Counterparts.** This Agreement may be executed in any number of counterparts, each constituting an original, but all together one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement by telecopy, email, facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

8.14. **Entire Agreement.** This Agreement and the Indenture and any other document executed in connection herewith or therewith express the entire understanding of the parties with respect to the transactions contemplated hereby. Neither this Agreement nor any terms hereof may be changed, waived or terminated except by a writing signed by each party hereto.

8.15. **Limitation of Liability.** The LP Assignor has been formed under the laws of the Commonwealth of Massachusetts pursuant to a Declaration of Trust dated as of July 31, 2002. In accordance with the Declaration of Trust, none of the shareholders, trustees or officers of the LP Assignor shall be personally liable for the obligations arising under this Agreement, and the Assignee shall look solely to the trust estate comprising the LP Assignor for the payment of any claim under such obligations or for the performance of such obligations.

IN WITNESS WHEREOF, the Assignors and the Assignee have executed this Agreement as of the date first above written, as an instrument under seal.

PARTNERSHIP: FELCOR LODGING LIMITED PARTNERSHIP

By: FelCor Lodging Trust Incorporated, its general partner

By: /s/ Jonathan H. Yellen
       Name: Jonathan H. Yellen
       Title: Executive Vice President,
                  General Counsel and Secretary

By: /s/ Michael Hughes
       Name: Michael Hughes
       Title: Vice President & Treasurer

Type of organization: limited partnership

Jurisdiction of organization: Delaware

Tax identification number: 75-2544994

Organizational identification number (or state "none" if the jurisdiction does not issue one): 2404747

Address:
545 E. John Carpenter Freeway
Suite 1300
Irving, Texas 75062

[Pledge Agreement]

IN WITNESS WHEREOF, the Assignors and the Assignee have executed this Agreement as of the date first above written, as an instrument under seal.

LP ASSIGNOR: FELCOR HOLDINGS TRUST

By: /s/ Lester C. Johnson
      Name: Lester C. Johnson
      Title::   Trustee

By: /s/ Larry J. Mundy
      Name: Larry J. Mundy
      Title: Trustee

Type of organization: business trust

Jurisdiction of organization: Massachusetts

Tax identification number: 68-6222007

Organizational identification number (or state "none" if the jurisdiction does not issue one): 000823956

Address:
545 E. John Carpenter Freeway
Suite 1300
Irving, Texas 75062

[Pledge Agreement]

ASSIGNOR: FELCOR HOTEL ASSET
                COMPANY, L.L.C.

By: /s/ Jonathan H. Yellen
      Name: Jonathan H. Yellen
      Title: Executive Vice President,
              General Counsel and
      Secretary

By: /s/ Michael Hughes
      Name: Michael Hughes
      Title: Vice President &
      Treasurer

      Type of organization: limited
      liability company

      Jurisdiction of organization:
      Delaware

      Tax identification number: 75-
      2770156

      Organizational identification
      number (or state "none" if the
      jurisdiction does not issue one):
      2895432

      Address:
      545 E. John Carpenter Freeway
      Suite 1300
      Irving, Texas 75062

[Pledge Agreement]

ASSIGNOR: FELCOR CANADA HOLDING, L.P.

By: FelCor Canada Holding GP,
L.L.C., its general partner

By: /s/ Jonathan H. Yellen
     Name: Jonathan H. Yellen
     Title: Executive Vice President,
            General Counsel and
     Secretary

By: /s/ Michael Hughes
     Name: Michael Hughes
     Title: Vice President &
     Treasurer

     Type of organization: limited
     partnership

     Jurisdiction of organization:
     Delaware

     Tax identification number: 75-
     2856328

     Organizational identification
     number (or state "none" if the
     jurisdiction does not issue one):
     2922319

     Address:
     545 E. John Carpenter Freeway
     Suite 1300
     Irving, Texas 75062

[Pledge Agreement]

ASSIGNOR: FELCOR TRS HOLDINGS, L.L.C.

By: /s/ Jonathan H. Yellen
     Name: Jonathan H. Yellen
     Title: Executive Vice President,
            General Counsel and
Secretary

By: /s/ Michael Hughes
     Name: Michael Hughes
     Title: Vice President &
Treasurer

Type of organization: limited liability company

Jurisdiction of organization: Delaware

Tax identification number: 75-2916176

Organizational identification number (or state "none" if the jurisdiction does not issue one): 4378932

Address:
545 E. John Carpenter Freeway
Suite 1300
Irving, Texas 75062

[Pledge Agreement]

ASSIGNOR: FELCOR TRS BORROWER GP 1, L.L.C.

By: /s/ Jonathan H. Yellen
      Name: Jonathan H. Yellen
      Title: Executive Vice President, General Counsel and Secretary

By: /s/ Michael Hughes
      Name: Michael Hughes
      Title: Vice President & Treasurer

Type of organization: limited liability company

Jurisdiction of organization: Delaware

Tax identification number: 20-3526079

Organizational identification number (or state "none" if the jurisdiction does not issue one): 4033766

Address:
545 E. John Carpenter Freeway
Suite 1300
Irving, Texas 75062

[Pledge Agreement]

The foregoing Agreement is hereby confirmed
and accepted as of the date first above written.

FELCOR LODGING TRUST
INCORPORATED

By: /s/ Jonathan H. Yellen
      Name: Jonathan H. Yellen
      Title: Executive Vice President,
              General Counsel and
      Secretary

ASSIGNOR: U.S. BANK NATIONAL
     ASSOCIATION,
     AS COLLATERAL AGENT

     By: /s/ Richard Prokosch
         Name: Richard Prokosch
         Title: Vice President

         Address:
         60 Livingston Avenue
         EP-MN-WS3C
         St. Paul, Minnesota 55107-2292
         Attention: Corporate Trust
         Department

Exhibit 99.1



545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900
F: 972-444-4949
WWW.FELCOR.COM
NYSE: FCH

For Immediate Release:

FELCOR COMMENCES CONSENT SOLICITATION FOR AMENDMENT TO INDENTURE GOVERNING ITS 10% SENIOR SECURED NOTES DUE 2014

IRVING, Texas…October 7, 2009 – FelCor Lodging Trust Incorporated (NYSE: FCH) ("FelCor") and its subsidiary, FelCor Lodging Limited Partnership ("FelCor LP"), today announced that on October 7, 2009, FelCor Escrow Holdings, L.L.C. ("FelCor Escrow"), a wholly-owned subsidiary of FelCor LP, commenced a solicitation of consents to a proposed amendment to the indenture governing its 10% Senior Secured Notes due 2014 (CUSIP Nos. 31430QAZ0 and U31522AK8) (the "New Notes").

The consent solicitation is being made pursuant to a Solicitation Letter dated October 6, 2009, and related letter of consent. The consent solicitation expires at 5:00 p.m., New York City time, on October 13, 2009 (the "Expiration Date"), unless extended or earlier terminated by FelCor Escrow. The proposed amendment to the indenture will provide additional flexibility with respect to the incurrence of indebtedness by FelCor LP, once FelCor LP has assumed the obligations under the indenture. The supplemental indenture containing the proposed amendment will be executed promptly following the receipt of the consents required to approve the proposed amendment.

FelCor LP has made tender offers to purchase all of its outstanding 8 ½% Senior Notes due 2011 ("8 ½% Notes") and Senior Secured Floating Rate Notes due 2011 ("Floating Rate Notes"). The net proceeds of the New Notes, which are currently held in escrow, will be used to purchase the 8 ½% Notes, the Floating Rate Notes and for general corporate purposes. However, the sale of the New Notes by FelCor LP was subject to the consummation of the tender offers, which are conditioned upon the valid tenders of at least 90% of the outstanding 8 ½% Notes. Because this condition was neither satisfied nor waived by the close of the offer and sale of the New Notes, the New Notes were issued by FelCor Escrow on October 1, 2009. Upon the successful consummation of the tender offers, FelCor LP will assume all of the rights and obligations under the indenture governing the New Notes. As of today, approximately 69% of the 8 ½% Notes and more than 99% of the Floating Rate Notes have been validly tendered.

The terms and conditions of the consent solicitation are set forth in the Solicitation Letter and related materials.

J.P. Morgan Securities Inc. is acting as Solicitation Agent for the consent solicitation. Copies of the documents can be obtained from, and questions concerning the consent solicitation may be directed to, J.P. Morgan at (212) 270-3994 (collect) or (800) 245-8812 (toll free).

- more -

This press release is not a solicitation of consents, which may be made only pursuant to the terms of the Solicitation Letter and related letter of consent. Those documents should be consulted for additional information regarding delivery procedures and the conditions for the consent solicitation.

FelCor, a real estate investment trust, is the nation's largest owner of upper upscale, all-suite hotels. FelCor owns interests in 87 hotels and resorts, located in 23 states and Canada. FelCor's portfolio consists mostly of upper upscale hotels, which are flagged under global brands - Embassy Suites Hotels®, Doubletree®, Hilton®, Marriott®, Renaissance®, Sheraton®, Westin® and Holiday Inn®. Additional information can be found on the Company's Web site at www.felcor.com.

With the exception of historical information, the matters discussed in this news release include "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties, and the occurrence of future events, may cause actual results to differ materially from those currently anticipated. Certain of these risks and uncertainties are described in greater detail in our filings with the Securities and Exchange Commission. Although we believe our current expectations to be based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that actual results will not differ materially. We undertake no obligation to update any forward-looking statement to conform the statement to actual results or changes in our expectations.

Contact:
Stephen A. Schafer, Vice President Strategic Planning & Investor Relations
(972) 444-4912   sschafer@felcor.com

###

Exhibit 99.2



545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900
F: 972-444-4949
WWW.FELCOR.COM
NYSE: FCH

For Immediate Release:

FELCOR RECEIVES REQUISITE CONSENTS FOR AMENDMENT TO INDENTURE GOVERNING ITS 10% SENIOR SECURED NOTES

IRVING, Texas…October 12, 2009 – FelCor Lodging Trust Incorporated (NYSE: FCH) and its subsidiary, FelCor Lodging Limited Partnership ("FelCor LP"), today announced that FelCor Escrow Holdings, L.L.C. ("FelCor Escrow"), a wholly-owned subsidiary of FelCor LP, received consents from holders of a majority in principal amount of the outstanding 10% Senior Secured Notes due 2014 (CUSIP Nos. 31430QAZ0 and U31522AK8) (the "New Notes") to amend the indenture governing the New Notes.

The amendment will become effective upon execution of a supplemental indenture today. The amendment to the indenture provides additional flexibility with respect to the incurrence of indebtedness by FelCor LP, once FelCor LP has assumed the obligations under the indenture.

The consent solicitation expires at 5:00 p.m., New York City time, on October 13, 2009, unless extended or earlier terminated. The terms and conditions of the consent solicitation are set forth in the solicitation letter and related materials.

J.P. Morgan Securities Inc. is acting as Solicitation Agent for the consent solicitation. Copies of the documents can be obtained from, and questions concerning the consent solicitation may be directed to, J.P. Morgan at (212) 270-3994 (collect) or (800) 245-8812 (toll free).

This press release is not a solicitation of consents, which may be made only pursuant to the terms of the Solicitation Letter and related letter of consent. Those documents should be consulted for additional information regarding delivery procedures and the conditions for the consent solicitation.

FelCor, a real estate investment trust, is the nation's largest owner of upper upscale, all-suite hotels. FelCor owns interests in 87 hotels and resorts, located in 23 states and Canada. FelCor's portfolio consists mostly of upper upscale hotels, which are flagged under global brands - Embassy Suites Hotels®, Doubletree®, Hilton®, Marriott®, Renaissance®, Sheraton®, Westin® and Holiday Inn®. Additional information can be found on the Company's Web site at www.felcor.com.

Contact:
Stephen A. Schafer, Vice President Strategic Planning & Investor Relations
(972) 444-4912   sschafer@felcor.com

###

Exhibit 99.3



545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900
F: 972-444-4949
WWW.FELCOR.COM
NYSE: FCH

For Immediate Release:

FELCOR COMPLETES $636 MILLION SENIOR NOTES OFFERING AND WAIVES REMAINING CONDITIONS TO TENDER OFFERS

IRVING, Texas…October 13, 2009 – FelCor Lodging Trust Incorporated (NYSE: FCH) and its subsidiary FelCor Lodging Limited Partnership ("FelCor LP"), today announced that it completed the previously announced offering of $636 million in aggregate principal amount of FelCor LP's senior secured notes (the "New Notes").

The New Notes bear a fixed interest rate of ten percent per year and mature on October 1, 2014. The New Notes will be secured by a pledge of the limited partner interests in FelCor LP owned by FelCor, a combination of first lien mortgages and related security interests on up to 14 hotels, and pledges of equity interests in certain subsidiaries of FelCor LP. The New Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to persons outside the United States under Regulation S of the Securities Act.

The sale of the New Notes by FelCor LP was subject to the consummation of FelCor LP's previously announced offers to purchase its $215 million aggregate principal amount floating rate senior secured notes due 2011 (the "Floating Rate Notes") and its $300 million aggregate principal amount 8½% senior notes due 2011 (the "8½% Notes"). The tender offers were conditioned, in part, upon the valid tenders of at least 90% of the outstanding 8½% Notes. On October 13, 2009, FelCor LP waived this and all remaining conditions to the tender offers and accepted for purchase and payment all of the 8½% Notes and Floating Rate Notes validly tendered by 11:59 p.m. October 12, 2009. Payment to holders of notes who validly tendered their notes will be made today (the "Early Settlement Date"). Such holders will receive a total consideration equal to $1,000 for each $1,000 principal amount of notes validly tendered by 5:00 p.m. September 30, 2009 (the "Consent Date") or $980 for each $1,000 principal amount of notes validly tendered after the Consent Date, plus in each case any accrued and unpaid interest up to, but not including, the Early Settlement Date. As of today, FelCor LP had received valid tenders for approximately 69% of the 8½% Notes and approximately 99% of the Floating Rate Notes. FelCor LP will call for redemption any of its Floating Rate Notes that are not validly tendered in response to its offer to purchase.

- more -

The New Notes originally were issued by FelCor Escrow Holdings, L.L.C. ("FelCor Escrow") on October 1, 2009. Following the consummation of the consent solicitation and the tender offers, FelCor LP has assumed all of the rights and obligations under the indenture governing the New Notes from FelCor Escrow. The net proceeds of the offering to FelCor LP were approximately $558 million after the original issue discount and other fees and expenses. The proceeds were used to fund FelCor LP's purchase of the tendered Floating Rate Notes and 8½% Notes. The remaining proceeds will be used for general corporate purposes.

The tender offers are scheduled to expire at 11:59 p.m., New York City time, on October 15, 2009, unless extended (the "Expiration Date"). Any holders of notes who validly tender their notes by the Expiration Date will receive $980 for each $1,000 principal amount of notes, plus any accrued and unpaid interest to, but not including, the final settlement date which is expected to be promptly following the Expiration Date.

FelCor, a real estate investment trust, is the nation's largest owner of upper upscale, all-suite hotels. FelCor owns interests in 87 hotels and resorts, located in 23 states and Canada. FelCor's portfolio consists mostly of upper upscale hotels, which are flagged under global brands - Embassy Suites Hotels®, Doubletree®, Hilton®, Marriott®, Renaissance®, Sheraton®, Westin® and Holiday Inn®. Additional information can be found on the Company's Web site at www.felcor.com.

Contact:
Stephen A. Schafer, Vice President Strategic Planning & Investor Relations
(972) 444-4912   sschafer@felcor.com

###

Exhibit 99.4



545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900
F: 972-444-4949
WWW.FELCOR.COM
NYSE: FCH

<u>For Immediate Release:</u>

FELCOR ANNOUNCES COMPLETION OF TENDER OFFERS FOR ITS SENIOR SECURED FLOATING RATE NOTES DUE 2011 AND 8 ½% SENIOR NOTES DUE 2011

IRVING, Texas…October 16, 2009 – FelCor Lodging Trust Incorporated (NYSE: FCH) and its subsidiary FelCor Lodging Limited Partnership ("FelCor LP"), today reported the completion of its previously announced tender offers for all of its $215 million aggregate principal amount of senior secured floating rate notes due 2011 (CUSIP No. 31430Q AY3) (the "Floating Rate Notes") and all of its $300 million aggregate principal amount of 8½% senior notes due 2011 (CUSIP No. 31430Q AL1) (the "8 ½% Notes").

Through October 15, 2009, when the tender offers expired, FelCor LP had received tenders for $213.3 million of the 8 ½% Notes, or approximately 71% of the amount outstanding at the commencement of the tender offer, and $213.6 million of the Floating Rate Notes, or approximately 99% of the amount outstanding at the commencement of the tender offer. FelCor LP expects to call for redemption all remaining Floating Rate Notes. All of the tendered 8 ½% Notes and Floating Rate Notes have been accepted and purchased by FelCor LP.

FelCor, a real estate investment trust, is the nation's largest owner of upper upscale, all-suite hotels. FelCor owns interests in 87 hotels and resorts, located in 23 states and Canada. FelCor's portfolio consists mostly of upper upscale hotels, which are flagged under global brands - Embassy Suites Hotels®, Doubletree®, Hilton®, Marriott®, Renaissance®, Sheraton®, Westin® and Holiday Inn®. Additional information can be found on the Company's Web site at www.felcor.com.

With the exception of historical information, the matters discussed in this news release include "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties, and the occurrence of future events, may cause actual results to differ materially from those currently anticipated. Certain of these risks and uncertainties are described in greater detail in our filings with the Securities and Exchange Commission. Although we believe our current expectations to be based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that actual results will not differ materially. We undertake no obligation to update any forward-looking statement to conform the statement to actual results or changes in our expectations.

Contact:
Stephen A. Schafer, Vice President Strategic Planning & Investor Relations
(972) 444-4912   sschafer@felcor.com

###